SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

DECOMA INTERNATIONAL INC.
(Exact name of Registrant as specified in its Charter)

50 Casmir Court, Concord, Ontario, Ontario L4K 4J5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F XX Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No XX

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

DECOMA INTERNATIONAL INC. (Registrant)

By: ______________________
Alan J. Power
President and Chief Executive Officer

Date: March 13, 2002

C:\MyFiles\PublicCo\AGM\AIF\March 13 2002 6KFiling54.wpd

EXHIBITS

Exhibit 1	Initial Annual Information Form of the Registrant filed with the Canadian securities regulatory authorities as an application under NI 44-101 dated March 6, 2002.

DECOMA

DECOMA INTERNATIONAL INC.

ANNUAL INFORMATION FORM

March 6, 2002

TABLE OF CONTENTS

Unless otherwise noted or the context otherwise indicates, the term "Decoma" refers to Decoma International Inc. and the term "Company" refers to Decoma and its direct and indirect subsidiaries. Unless otherwise defined herein, capitalized terms used in this Annual Information Form are defined under "Glossary".

CHANGE IN YEAR END

Decoma changed its year end from July 31 to December 31 commencing December 31, 2000. As a result of the change in year end, the Company has reported a transition year for the five month period ended December 31, 2000 and began reporting on a calendar quarter basis commencing with the quarter ended March 31, 2001. Throughout this Annual Information Form, the five month period ended December 31, 2000 and the comparable five month period ended December 31, 1999 are referred to as the "2000 Transition Period" and the "1999 Transition Period", respectively. The twelve month period ended December 31, 2001 is referred to as "Calendar 2001", the twelve month period ended December 31, 2000 is referred to as "Calendar 2000" and the fiscal years ended July 31, 2000, 1999 and 1998 are referred to as "Fiscal 2000", "Fiscal 1999" and "Fiscal 1998", respectively. The financial information relating to Calendar 2000 and the 1999 Transition Period presented in this Annual Information Form is unaudited.

REPORTING CURRENCY AND EXCHANGE RATES

Decoma changed its reporting currency to US dollars effective January 1, 2001. All amounts in this Annual Information Form are in US dollars unless otherwise noted. Consistent with Canadian generally accepted accounting principles, US dollar figures in this Annual Information Form required to be calculated from Canadian dollar information for all periods prior to January 1, 2001 were calculated using the January 1, 2001 exchange rate of US$1.00 = Cdn$1.5002. The following table sets forth, for the periods and dates indicated, certain information concerning the Bank of Canada noon buying rate (the "Noon Buying Rate").

	At Period End	Average [1]	High	Low
	(Cdn$ per US$1.00)			
Fiscal 1999	1.5063	1.5110	1.5765	1.4505
Fiscal 2000	1.4872	1.4711	1.5081	1.4341
Calendar 2000	1.5002	1.4868	1.5593	1.4341
2000 Transition Period	1.5002	1.5084	1.5593	1.4722
Calendar 2001	1.5926	1.5513	1.6021	1.4936

[1] The average of the Noon Buying Rate on the last day of each month during the period.

DECOMA GROUP OF COMPANIES

The Company

As a leading global manufacturer and supplier of exterior appearance systems for the North American and European automotive industries, the Company designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (which include SUVs and mini-vans). The Company currently has approximately 14,000 employees in 40 manufacturing, engineering and product development facilities located in Canada, the United States, Mexico, Germany, Belgium, England and Japan.

The Company has a diversified customer base that spans the major automotive markets of North America and Europe. In North America, the Company's primary customers are the various North American operating divisions and subsidiaries of Ford, GM, DaimlerChrysler, Honda, Nissan and Toyota. In Europe, the Company's customers include the European operating divisions and subsidiaries of DaimlerChrysler, Ford, VW Group, Rover, GM, BMW, Volvo Truck, Renault, MAN, Peugeot, Toyota and Honda. As its customers are the major North American, European and Asian car and light truck original equipment manufacturers ("OEM"), the Company is referred to as a "Tier 1" supplier.

As part of its strategy to simplify its operating structure and to strengthen its international presence, on October 16, 2000, the Company completed the purchase of Visteon Corporation's minority interest in Conix Canada Inc., Conix Corporation, Conix U.K. Limited (now referred to as Merplas) and Conix Belgium N.V. (now referred to as Belplas) (collectively, the "Conix Group"), thereby increasing the Company's ownership of the Conix Group from 51% to 100% (the "Conix Transaction"), and on January 5, 2001, the Company completed the purchase of Magna International Inc.'s ("Magna") European exterior parts operations ("MES") and Magna's majority interest in Decoma Exterior Trim Inc. ("DET") (collectively, the "Global Exteriors Transaction"). See "*Decoma Group of Companies — Recent Acquisitions*". Through the Conix Transaction, the Global Exteriors Transaction and internal growth, the Company's sales have increased from $1,065 million in Fiscal 1998 to $1,816 million in Calendar 2001. For Calendar 2001, approximately 71% of the Company's sales represented products manufactured in North America (including Mexico) and 29% represented products manufactured in Europe.

Corporate Structure

In the mid-1980's, Magna combined manufacturing facilities to create separate operating groups. Groups were operated by separate management teams focused on specific product areas. Decoma was created to provide products for vehicle exteriors in both metal and plastics. In 1997, Magna completed a reorganization of its North American fascia and trim businesses which resulted in the formation of Decoma and DET (then 40% owned by Decoma). On March 2, 1998, Decoma completed its initial public offering, with the listing of its Class A Subordinate Voting Shares in Canada on the TSE and their quotation in the United States on the Nasdaq. Decoma was incorporated under the OBCA on July 30, 1997 and its head and registered office is at 50 Casmir Court, Concord, Ontario, L4K 4J5.

The following chart illustrates the relationship of Decoma to its principal subsidiaries and indicates their respective jurisdictions of incorporation:


Decoma International Inc.
(Canada)
100%
40%
100%
100%
Decoma International Corp. + (Canada)
Bestop, Inc. + (United States)
Decoma U.S. Holdings Inc. (United States)
Decoma Automotive Holding N.V. (Belgium)
100%
Decoplas, S.A. de C.V. (Mexico)
100%
Decoma International of America, Inc. (United States)
100%
100%
100%
100%
40%
Decoma America Holdings Inc. + (United States)
Lexamar Corporation (United States)
Norplas Industries Inc. (United States)
Conix Corporation (United States)
Modular Automotive Systems, LLC (United States)
Nascote Industries, Inc. (United States)
100%
0.001%
Decoma Exterior Systems Holding (Germany) GmbH (Germany)
100%
61%
100%
100%
2.735%
Decoma Exterior Systems GmbH (Germany)
Decoma U.K. Limited (United Kingdom)
Decoma (Germany) GmbH (Germany)
Decoma Toptech GmbH (Germany)
Belplas Industries N.V. (Belgium)
39%
97.264%
0.0014%
100%
99.9986%
Decoma Exterior Systems U.K. Limited (United Kingdom)
Decotrim Industries S.A. (Belgium)

+ These companies operate divisions under various registered business names.

Recent Acquisitions

Conix Transaction

During the mid-1980s, Magna and Ford Motor Company ("Ford") entered into a joint venture for the purpose of constructing and operating facilities in the United States and Canada to engineer and manufacture high quality, competitively priced, plastic exterior parts (primarily fascias) for sale to Ford and other OEM customers. This joint venture evolved into four separate operating companies, representing the "Conix Group", each of which were owned 51% by Decoma or one of its subsidiaries and 49% by Ford or one of its subsidiaries, and was jointly controlled by Decoma and Ford. In connection with an internal reorganization carried out by Ford, Ford's minority interests in each of the companies within the Conix Group were transferred to Visteon Corporation and on October 16, 2000, the Company purchased from Visteon Corporation and certain of its affiliates (collectively, "Visteon") Visteon's 49% interest in the Conix Group for an aggregate purchase price of $140 million (before acquired cash of $7.1 million). The purchase price was satisfied by a cash payment in the amount of $50 million and by the delivery of 9.5% subordinated debentures of Decoma totalling $90 million which were repaid with cash in Calendar 2001 (the "Subordinated Debentures").

The Conix Group operates moulding, finishing and tooling operations in Canada, the United States, England and Belgium. The Conix Group generated aggregate gross sales of $465 million in Fiscal 2000. Although Ford and its various operating groups continue to be the principal customers of the companies within the Conix Group, certain of the Conix Group companies have secured significant amounts of new business from GM.

In addition to expanding the Company's revenue and profit base, the completion of the Conix Transaction has enabled the Company to simplify and streamline its operating and management structure and, in combination with the Global Exteriors Transaction, to strengthen its growing presence in Europe.

Global Exteriors Transaction

On January 5, 2001, Decoma completed the Global Exteriors Transaction. The purchase agreement for the Global Exteriors Transaction provided for Decoma to purchase, and Magna (directly and indirectly) to sell, all of the shares of DET not then owned by Decoma and all of the shares of Magna Automotive Exterior Holding (Germany) GmbH ("MES Germany"), Magna Exterior Systems Limited ("MES UK"), and Magna Emfisint Belgica S.A. ("MES Belgium"). The MES operations acquired consist of eight manufacturing facilities located in England, Germany and Belgium. The DET operations consist of 11 manufacturing facilities located in southern Ontario.

In consideration for the assets acquired, Decoma paid Magna an aggregate purchase price valued by the parties at $203.0 million which was satisfied by the delivery of 2,000,000 Convertible Series Preferred Shares, 8,333,333 Class A Subordinate Voting Shares and cash of $3.1 million.

In addition to the purchase price, Decoma agreed to acquire DET and MES subject to certain unsecured indebtedness of these businesses (denominated primarily in Canadian dollars and Euros) repayable to Magna and its subsidiaries over the period from March 31, 2001 to December 31, 2004. This indebtedness then totalled $219.8 million, repayment of which has been guaranteed by Decoma. At December 31, 2001, this indebtedness had been reduced to $164.5 million.

Decomex Transaction

On May 31, 2001, Decoma purchased the 30% interest in Decomex Inc. held by Corporación Activa S.A. de C.V. resulting in Decoma's 100% ownership of Decomex Inc., and its wholly-owned subsidiary Decoplas, S.A. de C.V. ("Decoplas"). Decoplas is a Tier 1 supplier of fascia and exterior trim components to the Mexican OEM market. The purchase price was $7.8 million, of which $2.6 million was paid on closing (net of certain offset funds) and $2.6 million of which will be paid on each of the first and second anniversary dates of closing.

Autosystems Acquisition

On September 28, 2001, Decoma completed the acquisition of the lighting components manufacturing business and related fixed and working capital assets of Autosystems Manufacturing Inc. ("Autosystems") from Autosystems' court appointed receiver and monitor for an aggregate fixed asset and non-cash working capital purchase price of $12.3 million dollars. The business acquired from Autosystems is being carried on by the Company under the Decoma Autosystems name and consists of the design, engineering, manufacturing and sale of exterior lighting products, including lenses, reflectors, signal and fog lamps and headlamps, from three manufacturing facilities located in Belleville, Ontario. Autosystems' sales for its fiscal year ended August 31, 2001 approximated Cdn$100 million. Autosystems employs approximately 400 full time people and its principal customers are GM and Visteon Corporation. Management believes that the addition of Autosystems' lighting products to the Company's overall product offering will strengthen its front and rear end modular capabilities and will better enable the Company to capitalize on the trend towards modularization.

DECOMA'S BUSINESS AND STRATEGY

Automotive Industry Overview

The Company's sales are primarily to automotive OEMs operating in North America and Europe. The past decade has been characterized by several major developments in these automotive markets, which are discussed below.

OEM/Supplier Relationship

Historically, virtually all North American and European suppliers manufactured and shipped parts to OEMs in accordance with design and engineering specifications supplied by the OEMs. At the same time, the OEMs generally purchased the same or similar parts from several suppliers, obtained a substantial number of parts from their own affiliated parts manufacturers and performed a significant portion of vehicle sub-assembly in-house. In addition, all of the design and vehicle quality control testing functions were largely performed by the OEMs themselves. In order to reduce costs and improve the quality of their products, North American and European OEMs have increasingly sought to deal with fewer suppliers that can deliver large portions of a vehicle in regions around the world and to involve those suppliers at an increasingly earlier stage of the design and engineering of vehicles. The OEMs now generally expect their Tier 1 suppliers to participate in or lead the design and engineering function of large complex assemblies and modules and to assume full responsibility for the quality of products supplied by them. This responsibility requires that Tier 1 suppliers now manage the complete supply chain, including manufacturers who supply the Tier 1 suppliers. In addition to pushing these requirements down to the Tier 1 level, the OEMs have become more aggressive in pursuing year over year cost reduction targets.

These trends, in combination, have led to fewer Tier 1 suppliers. Most Tier 1 suppliers must now have a full range of capabilities in all areas of their businesses, which requires a significant initial investment in capital equipment and human resources. Only those Tier 1 suppliers that possess sufficient financial, design, technical, engineering and manufacturing resources will be able to survive and prosper in the increasingly demanding OEM supply environment.

As indicated, this change in the relationship between the OEMs and their suppliers has been the result of a trend for OEMs to outsource more of the components, assemblies, modules and complete systems which were previously manufactured by the OEMs themselves. The extent of OEM outsourcing from time to time is dependent on a number of factors, including the cost, quality and timeliness of external production relative to in-house production by OEMs, technological capabilities, the degree of unutilized labour capacity in the manufacturing facilities of the OEMs, OEM collective bargaining agreements and OEM labour relations.

To maintain their Tier 1 status for the design and manufacture of components, assemblies, modules and systems, suppliers such as the Company may have to make substantial investments in new production facilities or expand established facilities. This trend has also led to increasing reliance by Tier 1 suppliers on external Tier 2 and

Tier 3 suppliers for the manufacture and supply of certain parts which were previously supplied directly to the OEMs. This development places increased importance on a Tier 1 supplier's ability to manage product programs which involve a wide variety of parts manufactured by a number of sub-suppliers.

Increased Globalization and OEM Consolidation

Over the past several years, increased globalization and competition within the automotive industry have had a significant impact on how OEMs conduct their businesses. During this period, a number of OEMs have significantly enhanced the size and scope of their operations by executing merger and/or acquisition strategies and forming alliances and/or partnerships. OEM globalization has been fuelled by, among other things, the need to realize economies of scale to absorb increasing product development costs, the expansion of "free trade zones" between major trading partners in North America, Europe and other regions of the world, the development of markets in Asia and Latin America and the development of free market economies in Eastern Europe.

Globalization has led the OEMs to develop and produce vehicles which use substantially the same manufacturing platform in a number of different markets. This trend encourages the OEMs to use, wherever practicable, the same supplier internationally for common components, modules, assemblies and systems, requiring Tier 1 suppliers to develop a full range of capabilities including design and engineering, manufacturing, and sales and program management support on a global basis. This development, when coupled with the "just in time" manufacturing practices of the industry as a whole, has placed increasing pressure on the Tier 1 suppliers to establish manufacturing plants in close proximity to the manufacturing facilities of their OEM customers. Management believes that the Company will benefit from these international supplier initiatives through its recent acquisitions of MES and the European operations of the Conix Group.

Increased Use of Plastics

The combined pressures of cost reduction, fuel economy, design flexibility and environmental concerns have caused OEMs to concentrate their efforts on developing and employing lower cost, lighter materials, which can be recycled. As a result, the plastic content in cars and light trucks has continued to grow over the past decade. Innovations in raw materials, equipment, moulding and painting technologies, have improved the cost, performance and appearance of moulded plastic components and have led to the common use of plastics and plastic composites in fascias and other exterior components. In addition, plastic components generally require less expensive tooling and offer greater styling flexibility to the OEM designers as compared to similar steel components. These factors together have led to an increase in plastic content in cars and light trucks. In Europe, a prime example of this trend is the advent of "city cars" which the European OEMs have developed and produced. These small vehicles employ a high percentage of plastic components and modules in order to help produce a lightweight, fuel-efficient vehicle. As the use of plastics and plastic composites in passenger vehicles continues to evolve and mature, the styling of light trucks in North America has recently begun to parallel that of passenger vehicles as OEMs look for new ways to differentiate their products from their competitors in this increasingly competitive market area. The current heavy chrome plated steel bumpers of numerous light trucks are increasingly being replaced with much lighter plastic fascia systems. The heightened use of plastics in both North America and Europe represents a potential area for significant growth for enterprises such as the Company which possess strong capabilities in plastic materials development, product development and processing expertise.

Product Development Strategies

The ability of OEMs to offer new or differentiated products to their customers in a timely manner is an important means by which OEMs preserve and increase market share.

To achieve this end, the OEMs have three principal options available to them. The first is the development of completely new vehicles. Although advances in design and engineering have significantly reduced new vehicle development cycles, this process remains extremely costly. The second strategy involves altering certain appearance attributes of existing vehicles to achieve vehicle "facelifts" or "re-skins". The third involves the development of niche vehicles, whereby a distinctive new model is generated from an existing manufacturing platform to accommodate a different market segment or segments.

Although each of these strategies provides opportunities to the Company, the latter two fall directly in line with the Company's product capabilities as plastic components offer the OEMs the widest range of styling alternatives to differentiate the exterior appearance of vehicles.

Business Strategy

The Company possesses one of the widest ranges of products, processes and manufacturing capabilities and one of the most diverse customer bases of any company in the automotive exterior supply industry. The Company has developed a business strategy which capitalizes on these strengths in order to enhance its current position as an industry leader and achieve continued long-term profitable growth. The key elements of this strategy are:

Increase Market Share in Existing Geographic Markets and Product Areas

The Company will continue its efforts to expand its market share within its existing geographic markets and product areas. The Company's strategy in this area takes into account current market share and product offering differences between its North American and European market segments.

North America

In North America, the Company has a leading market share within its core fascia product offerings and is among the market leaders in its other core products. The Company's strategic initiatives within this market segment are focused on preserving its existing margins and capitalizing on current trends which expand the overall size of this market. Examples of these trends are: the modularization of existing product offerings, the ongoing conversion of metal truck bumpers to plastic fascias, the introduction of exterior integration programs and the further use of plastics in the truck fender product area. In addition, the Company intends to leverage its enhanced European customer relationships to secure new production contracts with the North American operations of these customers and will continue to focus on commercializing recently developed and acquired products in order to supplement and enhance its overall product offerings.

Modularization

Since the mid-1980's, OEMs have continued their efforts to simplify their manufacturing processes through the use of modular manufacturing techniques which incorporate a number of related parts and components into a single modular unit. This trend towards modularization creates an opportunity to increase content per vehicle for suppliers such as the Company which possess the resources and capability to coordinate the design, manufacture, integration and assembly of a large number of individual parts and components into a single modular assembly. The two principal examples of modular systems within the Company's product areas are front and rear end fascia modules, which may combine fascias with a number of related components such as energy absorbers, grilles, lighting, electrical systems and cooling systems into one manufactured module for assembly, and removable hard top roof modules for convertible vehicles. Modular manufacturing is currently more advanced in Europe than in North America. The Company is utilizing the resident expertise and recent modular product awards of its European operations to accelerate the implementation of modular-based manufacturing in the North American marketplace. The addition of Autosystems' exterior lighting products (See "*Recent Acquisitions - Autosystems Acquisition*") enhances the Company's North American modular capabilities.

Metal to Plastics Conversion

In conjunction with OEMs' ongoing efforts to develop lower cost and lighter weight materials that meet regulatory requirements, the trend towards the conversion of metal truck bumpers to plastic fascias has continued and is anticipated to accelerate. The Company continues to focus its efforts on obtaining a significant share of this metal to plastic conversion. North American OEMs are currently developing new light truck designs which management believes will result in excess of one million metal bumpers of current annual production being replaced by plastic fascias. In a related trend, OEMs are also increasing the use of rear plastic fenders on certain light truck boxes for weight savings and styling purposes. As a result of its demonstrated plastics expertise, the Company is actively involved in the initial design, engineering and development stages of a number of these programs. Management believes that this involvement at such an early stage of product development affords the Company a significant competitive advantage in influencing customer sourcing decisions.

Exterior Integration

OEMs have recently begun to assign overall responsibility for integrating the design, engineering and manufacturing of large groupings of related parts and components on a single vehicle to a single Tier 1 supplier in order to reduce vehicle development costs and improve vehicle quality. The Company has recently successfully completed a program of this nature and is working on securing new integration contracts. These contracts require the Company to be responsible for managing the design, development and final systems assembly for a significant portion of the exterior of the applicable vehicles for which it will also manufacture certain parts. Management believes that programs of this type should generate significant opportunities to secure value added applications for the Company's existing products while also providing opportunities to enter new product areas.

Customer Relationships

The Company is capitalizing on its customer relationships with European-based OEMs to gain new business opportunities within the North American operations of these customers. The recent expansion of its European customer base has provided the Company with a better opportunity to interact with these operations and to provide relatively seamless design, engineering and manufacturing services internationally.

Commercialization of Recent Product Developments

The Company is actively pursuing additional business opportunities for its recently patented window surround module product. This module combines a number of components (that were previously manufactured and installed independently) into a single unit, thereby enhancing installation fit and reducing the potential for noise and moisture leakage (traditionally areas of significant concern to OEMs). The Company is also currently pursuing new business for its greenhouse and sealing systems products which utilize advances in thermoplastic vulcanized materials. Additionally, the Company recently launched its new plastic chrome plating facility and is actively pursuing additional business opportunities in this product area. The Company is also actively pursuing new business awards within its recently acquired lighting product area.

Preserving Profitability

The Company, like all Tier 1 suppliers, experiences pressure from its customers for price concessions and give backs which may reduce profit margins. To offset this pressure, the Company has developed and continues to actively support employee-based programs aimed at rewarding cost reduction efforts and innovative ideas. The Company's long standing "Winning Teams" program and its recently introduced "Ideas in Motion" innovation program have been very successful in generating significant efficiency gains and cost savings. Savings associated with these programs have been important factors in the Company's ability to maintain the profitability levels of its existing businesses. The Company is currently in the process of implementing both of these programs in its European operations.

<u>Europe</u>

In Europe, in addition to capitalizing on the industry trends and product developments similar to those noted above for North America, the Company is focused on increasing profitability and its market share in core product areas and on expanding its current European product offering to correspond with that of its North American operations.

Increase Market Share

The Company's European market share in its core product areas is significantly lower than that of its North American operations. However, the Company believes that the presence of its European manufacturing facilities will enable it to leverage new business awards from the European operations of Ford, GM, DaimlerChrysler and the Asian OEMs manufacturing in Europe. As well, the Company is focusing on growing its existing business with its European customer base.

Expand Product Offering

The Company is also reviewing opportunities and methods of expanding and strengthening its European product offerings by introducing in Europe certain metal exterior trim products which it currently offers in North America, such as the Company's patented window surround module and its greenhouse systems. The Company's expanded European manufacturing base also strengthens its competitive advantage by enabling the Company to offer its customers a broader range of production and logistics combinations and solutions.

Expand into New Geographic Markets

OEM suppliers with an international presence that can demonstrate the ability to design, engineer, program manage and manufacture on a "just-in-time" basis are likely to be awarded an increasing share of OEM business. The Company believes that its North American and European manufacturing base places it in an excellent position to identify and pursue new international business opportunities.

In Europe, the Company is focusing on four regions for potential geographic expansion opportunities: France, Spain, northern Germany and Eastern Europe. Management believes that each of these areas offers significant future geographic market growth potential for the Company.

In North America, the Company continues to consider the possibility of expansion into different regions of the United States in order to accommodate the potential award of new truck fascia programs.

In South America, the Company continues to monitor the recovery of the Brazilian economy and the requirements of its customers in this area.

In Asia the Company works closely with the Japanese OEMs through its engineering centre to enhance its business with their North American and European manufacturing operations.

Develop New Products

The Company's reputation as an industry leader in automotive exterior plastics applications is in large part the product of its proven track record of developing innovative new products and technologies. Management believes that the Company's ability to develop new technologies, products and manufacturing processes and the Company's recently enhanced engineering and design capabilities will be key factors in the Company's continued success. The Company's past development activities have resulted in a number of commercial successes, including the offering of plastic body panels, energy absorbers, roof modules, thin wall fascias, running boards, tonneau covers and window surrounds. The Company's European operations strengthens this competency in product development. Recent advances in products such as front and rear quarter fenders, hoods and roof modules have enhanced the Company's industry leading position in emerging product areas such as the recent "city car" vehicle segment developed for the European market. For details about the Company's product and process development, see "*Decoma's Business and Strategy — Technology*".

Strategic Acquisitions

Management remains focused on integrating its recent acquisitions. However, from time to time, the Company reviews and evaluates acquisition opportunities that may meet the Company's financial and strategic objectives.

Policies

Decoma has adopted and is guided by the organizational and operating policies and principles contained in its Corporate Constitution. The Corporate Constitution is modelled on and embodies the unique organizational and operating policies and principles developed by Magna. Management believes that these policies and principles have contributed significantly to the overall success of the Company. For a more complete description of the Corporate Constitution, see "*Corporate Constitution*".

Operations and Products

The Company manufactures and sells automotive exterior components and systems primarily to North American and European OEMs. The Company's main product segments are:

- Front and rear end fascia components and modules (including exterior lighting)
- Exterior trim components and systems
- Plastic body panels
- Greenhouse and sealing systems

Within these groupings, the Company possesses a full range of manufacturing capabilities to produce tools and moulds to support parts production and for sale to third parties. The Company uses moulding technologies such as thermal plastic injection, low stress acrylic injection, reaction injection and structural reaction injection moulding. The Company also employs a number of finishing processes, including painting, e-coating, plating, anodizing, metalization and hard coating.

In addition to its principal manufacturing operations, the Company designs, engineers, manufactures, assembles and installs spoilers, rocker panels, splash guards and air dams. In this product area, the Company also performs in-line vehicle system assembly work primarily for GM's speciality vehicle production programs.

The Company's fixed asset additions have totalled $68.5 million for Calendar 2001, $25.2 million for the 2000 Transition Period, $80.6 million for Calendar 2000, $81.9 million for Fiscal 2000, and $137.4 million for Fiscal 1999.

Technology

The Company emphasizes technological development and has a policy, embodied in the Corporate Constitution, to allocate a minimum of 7% of its Pre-Tax Profits (as defined in the Corporate Constitution) for each fiscal year to research and development during such fiscal year or the next succeeding fiscal year. See "*Corporate Constitution — Required Allocations — Research and Development*".

Research and Development

The Company's development activities in the past have resulted in improved components, assemblies, equipment, tools and operating processes as well as various proprietary technologies. Examples of products employing proprietary technologies which have been developed by the Company include plastic body panels, energy absorbers, roof modules, thin wall fascias, running boards, tonneau covers and window surrounds.

Applied product development is also carried on at certain of the Company's plants and research and development/engineering facilities. Computer assisted design ("CAD") systems are used both to develop products and to communicate with the CAD systems of OEMs.

Intellectual Property Rights

Patents and copyrights used in the course of the Company's manufacturing business are owned by the Company. Certain of the trademarks (including the trademarks "Decoma" and "Magna") utilized by the Company are licensed by it from Magna pursuant to the terms of the Affiliation Agreement. See "*Relationship with Magna*". While in the aggregate such intellectual property rights are considered important by management, the Company does not believe that the loss or termination of any particular right (other than such trademarks) would have a long term material adverse effect on its business.

Engineering and Design

The Company's employees and sales representatives endeavour to become involved as early as possible in the OEMs' vehicle development programs and to develop components, modules or systems that either refine products currently produced by the Company or represent strategically important future product opportunities for the Company. It has been the Company's experience that early involvement by a supplier in the development cycle of a new vehicle model often leads to orders for commercial production of components, modules or systems. Such involvement may also include the placement of a dedicated engineering representative of the Company at the customer's technical development facility.

OEMs provide varying levels of engineering specifications to suppliers when sourcing parts, components, modules or systems. In some instances, the OEM will provide basic functional parameters and the supplier will be expected to take total responsibility for engineering and related technologies; this is known as a "black box" project or a "design-in" process. At the other extreme, the OEM may retain complete engineering control and require that the supplier manufacture the particular product to the OEM's detailed specifications. In between these two extremes are "grey box" projects, where the OEM provides functional and space parameters and certain specifications to the supplier, but the engineering responsibility remains a co-operative effort between the OEM and the supplier. "Black box" projects typically involve a greater initial investment by the Company in engineering and related costs and may, depending on the level of "value added" and other factors, yield a higher margin than other projects. The Company has been involved in a number of "black box" projects, including projects relating to complete front and rear end modules.

The Company recognizes that in order to remain a successful Tier 1 supplier, it must maintain its ability to provide complete engineering, development and testing capabilities. The Company currently maintains a design and engineering group employing over 300 professionals in engineering, research, development and test facilities in Canada, the United States, Europe and Japan. The Company's engineering staff at both the corporate and division levels use a variety of computer assisted designs and computer assisted manufacturing systems and work closely with production personnel in providing engineering support as required.

Program Management

The Company has developed its own program management system which management believes affords the Company a competitive advantage. The system employs a seven-phase process to manage OEMs' product programs from initial concept through to production and continuous improvement. The system ensures the use of cross-functional teams throughout the manufacturing process and incorporates all the advanced quality planning and continuous improvement requirements of QS 9000 (the automotive industry equivalent of ISO 9000) and of the North American, European and Japanese OEMs operating in North America and Europe. The use of the Company's program management system has contributed to the reduction of launch-related problems overall.

Customers

The Company's diverse customer base includes a majority of the OEMs operating in North America and Europe. The Company's three largest customers are Ford, DaimlerChrysler and GM, which accounted for 32.2%, 26.0% and 21.6%, respectively, of the Company's consolidated sales in Calendar 2001.

Facilities

The Company operates each of its plants as an autonomous operating division. Each plant is a profit centre managed by a general manager with production expertise who has discretion, within guidelines established by the Board or by Corporate Management, to determine rates of pay, hours of work, sources of supply and contracts to be performed. Corporate Management establishes operating policies that are consistent with the guidelines established by the Board, provides co-ordinating and specialized assistance to the plants and operating groups, develops business opportunities and formulates strategic plans.

The Company operates in seven countries and has 35 manufacturing facilities, of which 25 are located in North America (including one in Mexico) and ten are located in Europe. The Company's manufacturing facilities include 18 finishing facilities, seven of which are in the Province of Ontario, three are in the United States (Ohio, Michigan and Illinois), one is in Mexico, two are in England and five are in Germany. These manufacturing facilities occupy, in the aggregate, approximately 7 million square feet, of which approximately 3 million square feet (or approximately 40%) are owned and the remainder are leased from Magna and other third parties. In addition to these manufacturing facilities, the Company also maintains five product development and/or engineering centres of which two are in North America, two are in Europe and one is in Japan.

The Company's manufacturing facilities range in size from 44,000 to 528,000 square feet of floor space and generally maintain an in-house tooling capability with a staff of experienced tool and die makers. As production has become more automated, the size and potential production volume of the typical plant has increased. Most of the Company's existing manufacturing facilities can be adapted to a variety of manufacturing processes without significant capital expenditures other than for new equipment.

The Company is currently operating many of its manufacturing facilities on a multi-shift basis. Management believes that its existing and currently planned new facilities will be adequate to meet anticipated future production requirements at least through the end of 2002, although unanticipated new business opportunities may require the acquisition or construction of additional facilities or the expansion of existing facilities.

Sales and Marketing

The Company sells its products to OEMs located in Canada through its sales office in southern Ontario. Sales to OEMs located in the United States and Mexico are co-ordinated through independent sales representatives in Detroit, Michigan. Sales to European OEMs are co-ordinated through its sales office in Altbach, Germany as well as strategic customer-based sites throughout Europe. The various internal operating divisions and subsidiaries of the OEMs normally initiate many of their own purchasing decisions and, accordingly, each OEM constitutes, in effect, several different purchasers. The Company's sales representatives work closely with operating divisions in their sales efforts.

Increasingly, the OEMs' criteria for supplier selection (in which each supplier facility is rated independently) include not only price, quality, reliability and responsiveness, but also certain full service capabilities, including design, engineering and project management support. Suppliers who receive superior ratings from an OEM customer in these areas are considered for new business, whereas those who do not obtain such ratings may continue their contracts, but are unlikely to be considered for new business. Although OEMs are not contractually committed to using a particular manufacturer to supply a product throughout the time the product is required by the OEM, it has been the Company's experience that once a commercial production order for a component, assembly, module or system for a particular vehicle model has been obtained by the Company, that product will generally continue to be produced by the Company throughout the entire time such component, assembly, module or system is required by the OEM for that vehicle model.

Production programs are also obtained by the Company on a "take-over" basis. These programs are typically already in production at OEM facilities or the facilities of competitors of the Company and, based on a combination of the incumbent supplier's difficulties and the Company's proven performance capabilities, re-sourced to the Company for production at its facilities.

The Company typically receives a purchase order to produce a particular product for one or more model years. However, firm orders are usually created only when the Company receives releases under such purchase orders, authorizing the Company to produce and deliver specific quantities of the product throughout the various production phases. Such releases are issued for planning, raw material acquisition and production purposes over varying periods in advance of anticipated delivery dates. Once the Company receives a purchase order from an OEM, the actual volume of components, assemblies, modules or systems produced under the purchase order in any given fiscal year is dependent upon the actual number of vehicles produced by the OEM into which the product is to be incorporated.

Human Resources

Employees

As at December 31, 2001, the Company employed approximately 14,000 people, of whom approximately 6,200 are employed in Canada, approximately 2,300 are employed in the United States, approximately 1,800 are employed in Mexico and approximately 3,700 are employed in Europe. The Company places a high priority on maintaining good relations with its employees and believes that it has been successful in this regard. The Company is not party to a collective bargaining agreement with any of its employees in North America, except the production employees of Decoplas, S.A. de C.V. in Mexico. Certain of the Company's European operations located in England, Germany and Belgium are also unionized, with varying levels of union membership at each particular location.

Decoma has adopted Magna's Employee Charter of Rights (the "Employee Charter") which formalizes its commitment to the fair treatment of employees, safe and healthy workplaces, competitiveness of wages and benefits, employee ownership and profit sharing, and open communications. Decoma believes that providing employees with a safe and pleasant working environment is an important factor in maintaining labour productivity and goodwill in order to produce quality products.

Employee Equity Participation and Profit Sharing Program

Since Fiscal 1999, Decoma has maintained an employee equity participation and profit sharing program separate from Magna (the "Decoma EPSP") to foster participation by employees in profits and share ownership of Decoma. Under Decoma's Corporate Constitution, 10% of Employee Pre-Tax Profits Before Profit Sharing for each fiscal year is required to be allocated to the Decoma EPSP. The Decoma EPSP consists of a Canadian deferred profit sharing plan and an American deferred profit sharing plan (collectively the "Decoma DPSP") and a cash distribution to the Company's eligible employees. All Canadian and United States eligible employees of the Company, other than employees whose compensation includes direct profit participation or who otherwise fail to meet the qualification requirements, are participants in the Decoma DPSP, which invests primarily in Class A Subordinate Voting Shares of Decoma. The Company's Mexican employees participate in statutory profit sharing and are therefore not included in the Decoma EPSP. On retirement, and in certain other limited situations, participating employees in the Decoma DPSP generally receive a cash payout of their respective DPSP units, the value of which is related, in large part, to the then market value of the Class A Subordinate Voting Shares held by the Decoma DPSP. The Company's qualifying employees continue to participate in Magna's group 401K plan in the United States and Magna's Canadian group registered retirement savings plan under which payroll-deducted contributions by qualifying employees (other than Participating Employees, as defined below) are partially matched by the Company. See "*Corporate Constitution — Required Allocations — Decoma EPSP*".

Effective January 1, 2001, Decoma implemented a defined benefit pension plan option for its Canadian and United States employees as part of the overall Decoma EPSP. Under this option, current employees were given the option of converting a portion of their Decoma EPSP profit allocation into a defined pension benefit component, and new employees who joined the Company on or after May 15, 2001 were and will continue to be given the option to participate in the new pension plan. Those employees who choose not to participate in the new pension plan will continue to receive their Decoma EPSP profit allocation in the form of a 7% contribution to the Decoma DPSP and a 3% cash distribution. Those eligible employees who elect to participate in the new pension plan ("Participating Employees") will have 4% of Employee Pre-Tax Profits Before Profit Sharing contributed to the Decoma DPSP and will receive a 2% cash distribution. The balance of the allocation of Employee Pre-Tax Profit Before Profit Sharing for Participating Employees will be applied to satisfy Decoma's obligations under the defined benefit pension plan or applicable law.

Decoma currently intends to introduce the Decoma EPSP to certain of the Company's European employees during 2002. However, differing legal requirements in the European countries in which the Company now operates may require amendments to the form of the Decoma EPSP and/or new profit sharing structures and arrangements in order to implement Decoma's policy of employee profit participation and share ownership at these facilities.

Management Incentive Compensation

Decoma believes that direct profit participation motivates its key employees. Accordingly, employees who have senior operational or corporate responsibilities, in addition to members of Corporate Management, receive remuneration consisting of a base salary and an incentive bonus generally tied to financial performance. As at December 31, 2001, approximately 75 employees of the Company, including members of Corporate Management, were remunerated in this way. These individuals do not participate in the Decoma EPSP or the 401K plan or group registered retirement savings plan noted above.

The Corporate Constitution provides that aggregate incentive bonuses paid or payable to Corporate Management in respect of any fiscal year shall not exceed 6% of Pre-Tax Profits Before Profit Sharing for such year. See "*Corporate Constitution — Required Allocations — Incentive Bonuses*".

Co-owned Ventures

Bestop

Bestop, Inc. ("Bestop") is a leading North American Tier 1 supplier of fabric tops, related framing systems and accessories for OEM and aftermarket applications (principally for SUVs). Bestop supplies its OEM customers, which include DaimlerChrysler, CAMI, Suzuki, Isuzu, Toyota and Ford, from two manufacturing facilities located in the State of Colorado and one located in the State of Georgia. Manufacturing processes utilized by Bestop include fabric cutting and sewing, clear polyvinyl chloride cutting, metal fabricating and welding.

Decoma's investment in Bestop is subject to a shareholders agreement between Decoma, which holds a 40% equity interest in Bestop, and Magna, which holds the remaining 60% equity interest in Bestop. Under the terms of the equity shareholders' agreement between Decoma and Magna respecting Bestop (the "Bestop Shareholders' Agreement"), Magna is entitled to nominate a majority of the directors of Bestop. Board decisions are made by majority vote, subject to certain limited fundamental business decisions and decisions with respect to legal actions which require the unanimous consent of Magna and Decoma.

The Bestop Shareholders' Agreement provides, among other things, that Decoma cannot sell or otherwise transfer (other than to its wholly-owned affiliates) its interest in Bestop until after December 7, 2002, and thereafter only subject to a right of first refusal in favour of Magna. Magna may transfer its interest in Bestop at any time, and any transferee will succeed to Magna's rights under the Bestop Shareholders' Agreement.

The Bestop Shareholders' Agreement also imposes obligations on the shareholders to subscribe for additional securities to permit Bestop to meet a maximum leverage ratio. Failure to comply with such obligations would result in dilution of a shareholder's interest. The Bestop Shareholders' Agreement also provides for the distribution of 20% of Bestop's net income in payment of dividends on the issued and outstanding shares of Bestop, with any remaining free cash flow (as defined in the Bestop Shareholders' Agreement) being distributed first to repay working capital advances made by Magna, second to repay outstanding shareholder loans on a pro rata basis, third to redeem special shares held by Magna or Decoma and fourth to pay additional dividends on the issued and outstanding shares of Bestop.

The Bestop Shareholders' Agreement will terminate upon the earliest of (i) one of the shareholders holding all the shares, (ii) certain insolvency events in respect of Bestop, (iii) Bestop becoming a public company, (iv) December 7, 2002, or (v) the Company ceasing to own at least 20% or more of the shares of Bestop.

Modular Automotive Systems

Under the United States Federal government procurement guidelines, American OEM's are encouraged to increase the volume of products which they purchase from suppliers that are owned or controlled by visible ethnic minorities. Pursuant to these initiatives, Modular Automotive Systems, LLC ("MAS") was formed in May, 2000. MAS is a Michigan-based minority controlled sequencing and sub-assembly operation, and was formed to qualify as, and has received certification as, a minority business enterprise under the certification guidelines of the Michigan Minority Business Development Council. In accordance with minority certification guidelines, Decoma International of America, Inc. holds a 40% minority interest in the venture, with its majority partner, Hollingsworth Logistics Group, LLC ("Hollingsworth"), holding and maintaining both majority ownership and management control of MAS. The venture provides sequencing and sub-assembly services to a number of OEM customers on a minority credit basis. The business and affairs of this enterprise are operated and managed pursuant to the terms of a Limited Liability Company Agreement among Decoma International of America, Inc., Hollingsworth and MAS.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following tables set forth selected historical consolidated and pro forma consolidated financial data as at and for the periods indicated.

The selected historical consolidated financial data has been derived from the consolidated financial statements for the year ended December 31, 2001 and should be read in conjunction with those statements.

The selected pro forma consolidated financial data has been derived from the pro forma consolidated statements of income included in the Annual Information Form of Decoma dated May 18, 2001 and should be read in conjunction with those statements.

The selected historical and pro forma data should also be read in conjunction with "*Management's Discussion and Analysis of Results of Operations and Financial Position*".

The following tables present selected historical consolidated financial data for the Company before any pro forma adjustments:

Selected Historical Consolidated Income Statement Data	Years ended December 31, 2001	Years ended December 31, 2000 (unaudited)	Five month period ended December 31, 2000	Years ended July 31, 2000	Years ended July 31, 1999
	(In thousands, except per share amounts)				
Sales	$ 1,815,869	$ 1,558,536	$ 663,340	$ 1,479,255	$ 1,332,584
EBITDA (1)	223,284	176,880	70,889	170,478	127,543
Operating income	141,909	112,056	42,045	109,353	73,482
Financing expense (2)	28,371	22,275	9,341	21,471	20,201
Income before income taxes and minority Interest	116,011	90,297	32,904	88,330	53,226
Net income	68,832	52,934	19,917	49,593	30,350
Net income attributable to Class A Subordinate Voting and Class B Shares	60,641	50,176	18,022	47,834	28,458
Earnings per Class A Subordinate Voting or Class B Share					
Basic	$ 1.00	-	-	-	-
Diluted	$ 0.81	-	-	-	-

Selected Unaudited Historical Quarterly Consolidated Income Statement Data	December 31, 2001	September 30, 2001	June 30, 2001	March 31, 2001
	Three month periods ended (In thousands, except per share amounts)			
Sales	$ 466,379	$ 420,021	$ 485,419	$ 444,050
EBITDA (1)	57,707	45,568	65,854	54,155
Operating income	36,463	25,277	45,479	34,690
Financing expense (2)	6,121	6,547	7,315	8,388
Income before income taxes and minority interest	32,741	18,644	38,381	26,245
Net income	19,650	10,918	22,678	15,586
Net income attributable to Class A Subordinate Voting and Class B Shares	16,479	9,214	20,735	14,213
Earnings per Class A Subordinate Voting or Class B Share				
Basic	$ 0.24	$ 0.14	$ 0.38	$ 0.28
Diluted	$ 0.20	$ 0.13	$ 0.28	$ 0.21

	December 31, 2000	September 30, 2000	June 30, 2000	March 31, 2000
	Three month periods ended (In thousands, except per share amounts)			
Sales	$ 432,728	$ 358,961	$ 379,371	$ 387,476
EBITDA (1)	42,983	35,450	44,214	54,233
Operating income	24,680	19,736	28,823	38,817
Financing expense (2)	6,318	5,008	5,317	5,632
Income before income taxes and minority interest	18,371	14,823	23,741	33,362
Net income	10,545	9,592	12,338	20,459
Net income attributable to Class A Subordinate Voting and Class B Shares	9,067	9,175	11,911	20,023

Selected Historical Consolidated Balance Sheet Data	December 31, 2001	December 31, 2000	July 31, 2000	July 31, 1999
	(In thousands)			
Non-cash working capital (3)	$ 204,768	$ 194,592	$ 121,291	$ 101,270
Total assets	1,169,159	1,089,850	834,883	830,032
Cash and cash equivalents	94,271	50,041	42,232	49,690
Bank indebtedness	159,959	83,695	13,879	19,655
Long-term debt (including current portion) (4)	27,508	61,103	28,252	31,182
Debt due to Magna (including current portion) (5)	364,488	458,069	122,705	127,531
Minority interest	-	6,872	6,909	9,423
Shareholders' equity (6)	297,106	211,996	419,430	404,140

The following table presents selected unaudited pro forma consolidated financial data for the Company including pro forma adjustments for the Global Exteriors Transaction. The selected data in this table includes the Conix Group on a 51% proportionate consolidation basis prior to October 16, 2000 and on a 100% fully consolidated basis thereafter. In the absence of historical earnings per share measures, this selected data is intended to present earnings per share measures against which the Company's Calendar 2001 results can be compared:

Selected Unaudited Pro Forma Consolidated Income Statement Data (before the Conix Transaction pro forma adjustments)	Twelve month period ended December 31, 2000	Five month period ended December 31, 2000
	(In thousands, except per share amounts)	
Sales	$ 1,558,536	$ 663,340
EBITDA (1)	176,229	71,815
Operating income	111,406	42,971
Financing expense (2)	30,628	13,097
Income before income taxes and minority interest	81,293	30,074
Net income	45,141	17,048
Net income attributable to Class A Subordinate Voting and Class B Shares	40,819	14,502
Earnings per Class A Subordinate Voting or Class B Share		
Basic	$ 0.79	$ 0.29
Diluted	$ 0.67	$ 0.25

The following table presents selected unaudited pro forma consolidated financial data for the Company including both the pro forma adjustments for the Global Exteriors Transaction used above and pro forma adjustments for the Conix Group on a 100% fully consolidated basis for all periods presented. This selected data, in addition to reflecting the Global Exteriors Transaction pro forma adjustments, is intended to present the expanded scope of the Company's operations as a result of the completion of the Conix Transaction (this unaudited pro forma consolidated financial data does not include pro forma adjustments for the September 28, 2001 Autosystems acquisition or the May 2001 purchase of the remaining minority interest in Decomex as neither of these acquisitions is large enough to significantly alter year over year comparisons):

Selected Unaudited Pro Forma *Consolidated Income Statement Data* (with the Conix Transaction pro forma adjustments)	Twelve month *period ended* December 31, 2000	Five month *period ended* December 31, 2000
	(In thousands, except per share amounts)	
Sales	$ 1,731,835	$ 703,143
EBITDA (1)	196,707	76,623
Operating income	120,075	45,007
Financing expense (2)	35,689	14,257
Income before income taxes and minority interest	84,901	30,950
Net income	46,068	17,212
Net income attributable to Class A Subordinate Voting and Class B Shares	38,543	13,894
Earnings per Class A Subordinate Voting or Class B Share		
Basic	$ 0.75	$ 0.27
Diluted	$ 0.65	$ 0.24

(1) EBITDA represents operating income plus equity income (loss) plus depreciation and amortization.

(2) Financing expense includes net interest expense and amortization of discount on Convertible Series Preferred Shares.

(3) Non-cash working capital excludes cash and cash equivalents, bank indebtedness, current portion of long-term debt and current portion of debt due to Magna.

(4) Long-term debt includes the debenture interest obligation.

(5) Debt due to Magna includes the liability component of the Convertible Series Preferred Shares.

(6) Shareholders' equity includes the present value of the principal portion of the Subordinated Debentures, certain components of the Convertible Series Preferred Shares and Magna's net investment in MES and DET prior to the completion of the Global Exteriors Transaction.

DIVIDENDS

Holders of the Class A Subordinate Voting Shares and the Class B Shares are entitled to receive such dividends as may be declared by the Board on a *pro rata* basis, subject to the preferential rights attaching to the Convertible Series Preferred Shares and to any other shares of the Company ranking in priority to the Class A Subordinate Voting Shares and the Class B Shares.

Subject to applicable law, the Company will pay dividends on its Convertible Series Preferred Shares, Class A Subordinate Voting Shares and Class B Shares in accordance with its Articles and the Corporate Constitution, as determined by the Board. See "*Corporate Constitution — Required Allocations — Dividends*".

Effective January 1, 2001, dividends are declared and paid in U.S. dollars, except that shareholders having addresses of record in Canada are paid the equivalent in Canadian dollars (based on the Bank of Canada noon rate on the dividend record date). Dividends declared and paid per outstanding Class A Subordinate Voting and Class B Share were as follows:

For the period	Per share amount
Three months ended July 31, 1998	Cdn. $0.03
Three months ended October 31, 1998	Cdn. $0.03
Three months ended January 31, 1999	Cdn. $0.05
Three months ended April 30, 1999	Cdn. $0.05
Three months ended July 31, 1999	Cdn. $0.05
Three months ended October 31, 1999	Cdn. $0.05
Three months ended January 31, 2000	Cdn. $0.05
Three months ended April 30, 2000	Cdn. $0.06
Three months ended July 31, 2000	Cdn. $0.06
Three months ended October 31, 2000	Cdn. $0.06
Two months ended December 31, 2000	$0.03
Three months ended March 31, 2001	$0.05
Three months ended June 30, 2001	$0.05
Three months ended September 30, 2001	$0.05

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

This Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") should be read in conjunction with the Company's consolidated financial statements for the 12 months ended December 31, 2001. Except as specifically noted, throughout this MD&A all comparative information to the 12 months ended December 31, 2001 is for the 12 months ended December 31, 2000.

Overview

2001 was a difficult year for the automotive industry. The year began with an abrupt decline in vehicle production levels as the OEMs rapidly adjusted their inventory levels in reaction to a slowing economy. During the second quarter, vehicle production levels, although below comparative quarter levels, stabilized. However, the third quarter was negatively impacted by a general industry slowdown which was further exacerbated by the tragic events of September 11th and the resulting production disruptions to the North American automotive industry. Vehicle production volumes in the fourth quarter were strong, everything considered, as aggressive OEM incentive programs contributed to very strong vehicle sales levels.

Despite this up and down year, Decoma remained focused on its key priorities:

- integrate recent acquisitions;
- aggressively pursue all cost improvement opportunities; and
- emphasize product innovation and quality.

This focus translated into record financial results for 2001. Total sales grew to $1.8 billion, a 17% increase over the year ended December 31, 2000, and diluted earnings per share were a record $0.81, a 21% increase over Calendar 2000 pro forma earnings per share of $0.67. This growth occurred during a year in which North American vehicle production volumes declined 11% to 15.8 million units and European vehicle production volumes declined 1% to 16.5 million units.

2001 saw many highlights.

- Most importantly, the integration of the operations acquired in the Global Exteriors Transaction has progressed very well. This acquisition significantly transformed the Company by broadening our capabilities and customers, giving us global reach and doubling our size. Obviously, the integration of an acquisition of this size has been our main priority in 2001. Benefits have been realized in both North America and Europe through the leverage of our increased size in our purchasing and R&D functions and through the sharing of best practices. In addition, the integration of existing technologies, processes and products in North America and Europe and leveraging our new customer relationships will help us secure future business. In summary, although a number of short term benefits have been realized in both North America and Europe, the yet to be realized long term benefits of this acquisition are expected to be significant. The Global Exteriors Transaction has altered the direction of the Company and has significantly enhanced its long term growth potential.

- A substantial turnaround of Decomex was completed during 2001. This facility successfully launched a significant amount of new business and has been a major contributor to the Company's strong consolidated financial performance. In May 2001, the Company acquired the remaining minority interest in Decomex. Decomex is now 100% owned by Decoma.

- A number of our other facilities had large highly successful launches including the Ford Explorer program in North America and the DaimlerChrysler C Class and Ford Mondeo programs in Europe.

- During the second quarter of 2001, Decoma completed the public offering of an additional 16,100,000 Class A Subordinate Voting Shares for net proceeds of $111.1 million (the "June 2001 Equity Offering"). This transaction has significantly improved the public market liquidity of Decoma's Class A Subordinate Voting Shares. Decoma also consolidated and restructured its global lines of credit establishing a $300 million extendible, revolving credit facility that expires on May 30, 2002, at which time the Company may request further 364-day extensions.

- On September 28, 2001, the Company completed the acquisition of the lighting components manufacturing business and related fixed and working capital assets of Autosystems. Autosystems is a manufacturer of forward and rear end automotive lighting systems. The operation includes three facilities located in Belleville, Ontario with approximately 400 employees. Autosystems' principal customers are General Motors Corporation and Visteon Corporation. For its most recently completed fiscal year ended August 31, 2001, Autosystems had revenues of approximately Cdn $100 million. Decoma believes that the addition of Autosystems' lighting products to the Company's overall product offering will strengthen its front and rear end modular capabilities and will better enable Decoma to capitalize on the trend towards modularization.

Although the fourth quarter of 2001 saw relatively strong vehicle production volumes, the automotive industry continues to be impacted by general global economic uncertainty and an associated reduction in consumer confidence. These factors are expected to have a continued negative impact on vehicle production volumes in North America and, to a lesser extent, in Europe.

Although it is very difficult under the present circumstances to predict the extent and duration of future vehicle production declines, Decoma continues to forecast soft vehicle production volumes for 2002. North American vehicle production (including medium and heavy trucks) is estimated at 15.3 million vehicles for 2002, including first quarter 2002 vehicle production volumes of 4.0 million units. Western European vehicle production is estimated at 15.9 million vehicles for 2002, including first quarter 2002 vehicle production volumes of 3.9 million units.

Despite these difficult near term conditions, Decoma is ready to meet the challenges, and benefit from the opportunities, that come with economic uncertainty. With a number of significant new program launches behind it, Decoma is intensely focused on generating further operational improvements and cost savings to strengthen its market position and overall level of competitiveness. As well, the Company is actively planning and preparing to be able to react quickly and effectively to further declines in volumes should current economic conditions deteriorate. For example, the Company continues to review work that has been outsourced to tier two suppliers and will bring such work in house if capacity is available.

In the near term, the current economic climate is likely to create increased takeover opportunities from weaker competitors. In addition, as economic conditions improve, exterior "face-lifts" are likely to be an OEM priority. Each of these conditions should create significant opportunities for Decoma.

A difficult economic climate also creates acquisition opportunities. Although major acquisitions are not a priority at this time, Decoma will consider acquisition opportunities that strengthen and enhance the Company's overall product offering or expand its existing markets and that will better enable Decoma to capitalize on industry trends that will drive future growth.

Over the long term, as a global supplier with operational, technical and financial strength, Decoma is well positioned to capitalize on industry trends and continue to grow its average content per vehicle in both North America and Europe.

Results of Operations

Readers should refer to the "*Basis of Presentation of Financial Information*" section at the end of this MD&A for a detailed explanation of the basis of presentation of the Company's financial information.

United Kingdom

Although the Company's consolidated 2001 financial results were strong, they were negatively impacted by the Company's Merplas facility (formerly known as Conix U.K. Limited or Halewood) which has experienced significant launch challenges and has incurred substantial start up losses.

Merplas is located in the United Kingdom and supplies the new Jaguar X400 program which launched in the second quarter of 2001. The segmented results of operations discussion in this MD&A separately discloses the results of Merplas from the Company's European operating segment. Given the magnitude of Merplas' start up losses, it is necessary to separately disclose Merplas in order to adequately explain the performance of the European operating segment.

Although yields and operating efficiencies have improved, Merplas continues to generate significant losses. The longer term profitability of Merplas is largely dependent on filling the facility's remaining open capacity. The Merplas facility is located on the Jaguar assembly plant campus in Halewood, England. This Jaguar assembly facility launched production in early 2001 and produces the new small Jaguar X400 vehicle. The Merplas facility was built primarily to service this Jaguar assembly plant. Merplas was awarded the X400 fascia, rocker panel and other exterior trim component programs. In addition, Merplas was awarded the Jaguar XK8 X100 fascia program assembled at another Jaguar United Kingdom assembly plant. Annual volume estimates after ramp up on these programs originally approximated 115,000 and 11,000 vehicles, respectively. Given Merplas' start up difficulties, the X400 rocker panel program was desourced and the X100 fascia program was temporarily outsourced to a Magna facility for most of 2001. The X100 fascia program is expected to return to Merplas in 2002 and the Company continues to pursue the return of the X400 rocker panel program.

Annual vehicle production capacity at the Jaguar Halewood assembly plant is approximately 125,000 vehicles, assuming two shifts with no overtime. In 2001, the Jaguar Halewood facility produced approximately 49,900 X400 vehicles. The Company's 2002 X400 vehicle production volume estimate is 92,000 vehicles. The Company's 2002 X100 vehicle production volume estimate is 10,000 vehicles.

Jaguar is part of Ford's Premier Automotive Group. Although the Company's Jaguar business at Merplas is performing at less than desirable levels, the Company's other global business with Ford continues to perform well. Ford represents the Company's largest customer on a global basis accounting for 32.2% of total sales in 2001. The ongoing supply of product for the X400 program is an important factor in maintaining the Company's strong and profitable global relationship with Ford.

The Company is actively pursuing new business for the United Kingdom and is continuing to review the allocation of existing and future business between Merplas and the Company's other United Kingdom facility, Sybex (formerly known as Banbury). In addition, business that is currently outsourced is being reviewed for insourcing potential.

The Sybex facility has shown marked performance improvements. In the twelve month period ended July 31, 2000, the Sybex facility incurred operating losses totalling $7.0 million. In addition to operational improvements, Sybex also recently launched fascia production for the new BMW Mini. The BMW Mini has been well received by consumers and there is the potential for vehicle production on this program to be increased. Sybex was profitable during 2001.

The Company has recently made a number of management changes that will better enable the Company to coordinate its efforts in the United Kingdom. A new Decoma Europe Vice President of Operations (a former general manager from one of the Company's North American divisions) is in place and will work closely with the general managers of each of Merplas and Sybex. In addition, the Company has added a new sales and marketing director responsible for business development in the United Kingdom. Finally, the administrative functions at the Company's two United Kingdom facilities are being examined to determine whether there are consolidation cost saving opportunities. These changes are in addition to ongoing operational cost reduction efforts.

Years Ended December 31, 2001 and 2000

Sales

	Years Ended December 31, 2001	2000	% Change
	(In millions, except content per vehicle information)		
Vehicle Production Volumes			
North America	15.8	17.7	(11%)
Western Europe	16.5	16.7	(1%)
Average Content Per Vehicle			
North America	$ 75	$ 56	34%
Europe	29	23	26%
Production Sales			
North America	$ 1,180.4	$ 995.1	19%
Europe			
Excluding Merplas	445.8	388.8	15%
Merplas	28.4	-	
Global Tooling Sales	161.3	174.6	(8%)
Total Sales	$ 1,815.9	$ 1,558.5	17%

North America

North American production sales grew by 19% to $1,180.4 million in 2001 compared to $995.1 million in 2000. This increase was driven by growth in average North American content per vehicle. North American content per vehicle grew to approximately $75 compared to $56 for 2001 and 2000, respectively. The increase in content relates primarily to the additional sales recorded due to the full consolidation of the Conix Group throughout 2001 as a result of the Conix Transaction. The increase in content was also driven by the acquisition of Autosystems on September 28, 2001; strong volumes for the DaimlerChrysler PT44 (PT Cruiser) and the launch of the General Motors GMT 805 (Avalanche) program each supplied by the Company's Decomex facility; the recent launch of other new programs, including the high content Ford U152 (Explorer) program; and a full year's production on programs that launched during 2000, including the DaimlerChrysler RS (Minivan) and JR (Cirrus, Stratus and Sebring) programs. These increases were partially offset by lower volumes on other long running high content programs including the DaimlerChrysler LH (Concorde, Intrepid, 300M and LHS) program. In addition, translation of Canadian dollar sales into the Company's U.S. dollar reporting currency negatively impacted North American production sales. The average exchange rate for the Canadian dollar (used for U.S. dollar reporting under Canadian generally accepted accounting principles ("Canadian GAAP")) declined 3% for the year ended December 31, 2001 compared to the year ended December 31, 2000.

Increases in North American production sales driven by content growth were partially offset by reduced vehicle production volumes. Total North American vehicle production for 2001 was 15.8 million units representing a decrease of 11% from the 17.7 million vehicles produced in 2000.

Europe

European production sales increased to $474.2 million for 2001 compared to $388.8 million for 2000 representing growth of 22%. European content per vehicle grew 26% to approximately $29 for 2001 compared to $23 for 2000. The increase in content reflects the acquisition of the remaining 49% interest in the Conix Group, additional sales generated from the ramp up of the Ford Mondeo program at Belplas and the start of production on the Jaguar X400 program at Merplas. These increases were partially offset by the translation of Euro and British Pound sales into the Company's U.S. dollar reporting currency which negatively impacted European production sales. The average exchange rate for the Euro and British Pound (used for U.S. dollar reporting under Canadian GAAP) declined 2% and 4%, respectively, for the year ended December 31, 2001 compared to the year ended December 31, 2000.

Western European vehicle production volumes were substantially unchanged at 16.5 million units for 2001 compared to 16.7 million units for 2000. However, a favourable mix in the Company's products, including strong DaimlerChrysler C Class production volumes, contributed to the increase in production sales.

Tooling

Tooling sales on a global basis decreased 8% for 2001 to $161.3 million compared to $174.6 million for 2000. The decline in tooling sales came primarily in North America where tooling sales for 2000 were comparatively strong as a result of a number of significant program launches. Tooling inventory at December 31, 2001 includes a number of in-progress tooling programs that have not yet been completed and billed to customers.

Sales by Customer

North American sales accounted for approximately 71% of total sales in 2001, including tooling. This compares to 72% for 2000. The Company's three largest customers in North America were Ford, General Motors and DaimlerChrysler representing 37.8%, 28.9% and 19.7% of total North American sales, respectively, for 2001 (29.6%, 26.3% and 21.1% for 2000). The Company's largest North American production sales programs for 2001 included the Ford U152 (Explorer) and the DaimlerChrysler LH (Concorde, Intrepid, 300M and LHS) and RS (Minivan) programs.

The majority of production programs with the Asian automotive manufacturers operating in North America are within Decoma's exterior trim product range. Although the Company moulds fascias for three Honda programs, the majority of Asian OEMs currently manufacture their bumper systems in-house. However, this may change as bumper systems and modules grow in size and complexity and as Asian OEM capital equipment reinvestment is required.

European sales accounted for approximately 29% and 28% of total sales for 2001 and 2000, respectively. The Company's three largest customers in Europe were DaimlerChrysler, Ford and the VW Group representing 41.1%, 18.9% and 11.5% of total European sales, respectively, for 2001 (32.8%, 9.2% and 8.5% for 2000). The Company's largest European production sales programs for 2001 include the DaimlerChrysler C Class (W/S/CL203), the Ford Mondeo and the DaimlerChrysler E Class programs. Decoma believes that it has strong European growth opportunities with Ford's Premier Automotive Group ("PAG") and with the VW Group. The PAG group of Ford brands includes Aston Martin, Jaguar, Land Rover and Volvo. Decoma intends to leverage its strong relationship with Ford in North America to gain greater access to PAG in Europe. With respect to the VW Group, we have recently been awarded new business which is expected to launch in 2003 and which will significantly increase our sales to the VW Group.

On a consolidated basis, the Company's three largest customers are Ford, DaimlerChrysler and General Motors accounting for 32.2%, 26.0% and 21.6% of global sales, respectively, for 2001 (23.6%, 24.6% and 20.3% for 2000).

Gross Margin

Gross margin as a percentage of total sales for 2001 was 20.1% compared to 18.7% for 2000.

Gross margins were positively affected by the Conix Transaction excluding Merplas; significant improvements at the Company's Decomex operations in Mexico; contributions from recent new program launches including the Ford U152 (Explorer), DaimlerChrysler RS (Minivan) and JR (Cirrus, Stratus and Sebring) and the GMT 805 (Avalanche) programs; and improved performance at a new exterior trim facility that experienced significant start-up difficulties in Calendar 2000. These improvements were partially offset by losses at Merplas, OEM price concessions effective January 1, 2001 and lower vehicle production volumes.

Depreciation and Amortization

Depreciation and amortization costs increased to $81.4 million (including goodwill amortization of $3.9 million) for 2001 from $64.3 million (including goodwill amortization of $0.5 million) for the comparable prior year period. This increase in depreciation and amortization expense reflects the amortization of goodwill of $3.3 million recorded in respect of the Conix Transaction, the addition of the 49% portion of the Conix Group's depreciation expense, the start up of Merplas, additional depreciation expense from the Autosystems acquisition and the Company's continuing investment in capital equipment to support new production programs and facilities. As a percentage of sales, depreciation and amortization costs increased to 4.5% for 2001 compared to 4.1% for 2000.

Selling, General and Administrative ("S,G&A")

S,G&A costs were $115.1 million for 2001, up from $96.5 million for 2000. This increase reflects the addition of the 49% portion of the Conix Group's S,G&A expense, the start up of Merplas, additional S,G&A expense as a result of the Autosystems acquisition, new credit facility costs, sales and marketing spending directed at securing new North American and European module contracts and other costs to support the higher sales levels. These increases were partially offset by lower charges for management and administration services provided by Magna. As a percentage of sales, S,G&A was 6.3% in 2001 compared to 6.2% for 2000.

Magna provides certain management and administrative services to the Company, including legal, environmental, immigration, administrative, tax, internal audit, treasury, information systems and employee relations services, in return for a specific amount negotiated between the Company and Magna which is intended to reflect the costs of providing these services. The Company is currently in discussions with Magna with respect to a formal agreement detailing these arrangements. Commencing December 31, 2001, the Company began reporting these amounts in S,G&A expense. Previously, these amounts were combined with affiliation and social fees and reported as a separate line item on the consolidated statements of income. All comparative period amounts have been reclassified to conform with the current year's presentation. The cost of management and administrative services provided by Magna and included in S,G&A totalled $3.5 million for the year ended December 31, 2001 compared to $5.5 million for the year ended December 31, 2000. The decline is attributable to a reduction in management and administrative service fees paid by the Company's European operations. Prior to January 5, 2001, the Company's European operations acquired through the Global Exteriors Transaction paid Magna a fee for management and administrative services under a separate arrangement with Magna. Magna continues to provide management and administrative services to the Company's European operations, however, effective January 5, 2001 the fees for such services are negotiated between the Company and Magna together with the fees for management and administrative services provided by Magna to the Company's North American operations.

Affiliation and Social Fees

The Company is party to an affiliation agreement with Magna that provides for the payment by Decoma of an affiliation fee. For a description of the affiliation agreement, see "*Relationship with Magna - Affiliation Agreement*". The affiliation fee is based on a specified percentage of consolidated net sales (as defined in the agreement).

The Company also pays Magna a social fee based on a specified percentage of consolidated pretax profits. Such fee represents a contribution to social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies, including Decoma. Decoma's corporate constitution specifies that the Company will allocate a maximum of 2% of its profit before tax to support social and charitable activities.

The affiliation and social fees payable to Magna for 2001 increased to $27.1 million from $18.8 million for the comparable prior year period. The increase in affiliation and social fees reflects the increases in net sales and pre-tax profits on which the affiliation and social fees are calculated, respectively. In addition, commencing January 5, 2001, the sales and pretax profits of the Company's European operations acquired through the Global Exteriors Transaction are included in the net sales and pre-tax profit bases on which the affiliation and social fees are calculated.

Operating Income

	Years Ended December 31, 2001	2000	% Change
	(In millions)		
Operating Income			
North America	$ 146.6	$ 99.1	48%
Europe			
Excluding Merplas	25.8	14.9	73%
Merplas	(23.4)	(1.1)	
Corporate	(7.1)	(0.8)	
Total Operating Income	$ 141.9	$ 112.1	27%

North America

North American operating income increased to $146.6 million for 2001 from $99.1 million for 2000. This increase is the result of the addition of the 49% portion of the Conix Group's operating income; significant improvements at the Company's Decomex operations in Mexico; contributions from recent new program launches, including the Ford U152 (Explorer), DaimlerChrysler RS (Minivan) and JR (Cirrus, Stratus and Sebring) and GMT 805 (Avalanche) programs; and improved performance at a new exterior trim facility that experienced significant start-up difficulties in 2000. These improvements were partially offset by OEM price concessions effective January 1, 2001 and lower vehicle production volumes including lower volumes on the high content DaimlerChrysler LH (Concorde, Intrepid, 300M and LHS) program.

Europe

European operating income, excluding Merplas, increased 73% to $25.8 million for 2001 from $14.9 million for 2000. These improvements are the result of increased contributions from new programs at Belplas and strong volumes on high content platforms serviced by the Company's German facilities. In addition, the launch of the new BMW Mini program at the Company's Sybex facility in the United Kingdom contributed to the year over year improvement. These improvements were partially offset by operating inefficiencies and costs associated with internal program transfers at the Company's Decotrim facility in Belgium.

Merplas generated an operating loss of $23.4 million for 2001 compared to a loss of $1.1 million for 2000. Although the loss is significant, Merplas' yields and operating efficiencies have improved. The operating losses for the third and fourth quarters of 2001 were $6.4 million and $5.9 million, respectively, compared to a loss of $9.0 million in the second quarter of 2001. Refer to the "*Results of Operations – United Kingdom*" section of this MD&A for further discussion regarding Merplas.

Equity Income (Loss)

Income (loss) from equity accounted investments, which includes the Company's 40% share of income earned by each of Bestop and MAS, declined to breakeven for 2001 compared to income of $0.5 million for 2000. The decline is primarily attributable to lower OEM and aftermarket sales of DaimlerChrysler Jeep Wrangler (TJ) accessories at Bestop.

EBITDA

On a global basis, EBITDA, including equity income (loss) and excluding other income, increased 26% to $223.3 million for 2001 from $176.9 million for 2000. EBITDA as a percentage of total sales increased to 12.3% for 2001 from 11.4% for 2000 reflecting improved operating income.

The North American operating segment generated EBITDA of $203.8 million or 15.9% of North American sales for 2001. This compares favourably to EBITDA of $146.2 million or 13.0% of sales for 2000.

The European operating segment, excluding Merplas, generated EBITDA of $46.3 million or 9.2% of European segment sales, excluding Merplas, for 2001. This compares to EBITDA of $32.1 million or 7.5% of sales for 2000.

EBITDA at Merplas was a loss of $19.8 million for 2001 compared to a loss of $0.6 million for 2000. The Merplas EBITDA losses in the third and fourth quarters of 2001 were $5.3 million and $4.8 million representing an improvement over the EBITDA loss realized in second quarter of 2001 of $8.1 million.

Interest Expense

Interest expense for 2001 was $19.1 million compared to $18.9 million for 2000. Increases due to interest costs associated with the Conix Transaction and the debt acquired on completion of the Global Exteriors Transaction were offset by the June 2001 Equity Offering which generated net proceeds of approximately $111.1 million. These proceeds, along with cash generated from operations less capital and acquisition spending plus dividend requirements, were used to reduce debt. In addition, lower market interest rates on bank borrowings helped offset the impact of increased interest costs from debt associated with the Conix and Global Exteriors Transactions.

Amortization of Discount on Convertible Series Preferred Shares

The Company's amortization of the discount on the portion of the Convertible Series Preferred Shares classified as debt increased to $9.3 million for 2001 from $3.4 million for 2000. The increase reflects the amortization of the discount on the Series 4 and 5 Convertible Series Preferred Shares issued on completion of the Global Exteriors Transaction, partially offset by lower amortization as a result of the Series 1 and 2 Convertible Series Preferred Shares being fully amortized as of July 31, 2000 and 2001, respectively.

Other Income

Other income of $2.5 million represents the recognition in income of a portion of the Company's cumulative translation adjustment partially offset by foreign exchange losses on settlement of the Company's Subordinated Debentures (see "*Results of Operations - Settlement of Subordinated Debentures*").

Income Taxes

The Company's effective income tax rate for 2001 decreased to 39.9% from 43.0% for 2000. The effective income tax rate for 2001 improved as a result of reductions in Ontario statutory income tax rates, increased foreign rate differentials as a result of increased income in lower tax rate jurisdictions, the utilization of previously unbenefited tax loss carryforwards within Decomex and the impact of other income in 2001 which was not subject to tax.

These improvements were partially offset by the impact of losses in the current period at Merplas and the Company's Decotrim facility in Belgium which were not tax benefited, increased non-deductible amortization of the discount on Convertible Series Preferred Shares and increased non-deductible goodwill amortization as a result of the Conix Transaction.

Cumulative unbenefited tax loss carryforwards in the United Kingdom and Belgium total approximately $31 million and $4 million, respectively. These losses have no expiry date.

Minority Interest Expense

Minority interest expense was $0.8 million for 2001 compared to minority interest income of $1.5 million for 2000 due to losses within Decomex. In May 2001 Decoma acquired the remaining 30% minority interest in Decomex.

Net Income

Net income for 2001 increased 30% to $68.8 million from $52.9 million for 2000. This increase is attributable to higher operating income, other income and a decrease in the Company's effective tax rate, partially offset by an increase in amortization of the discount on Convertible Series Preferred Shares.

Financing Charges

The deduction from net income of dividends declared and paid on the Convertible Series Preferred Shares (net of return of capital) increased to $3.5 million for 2001 compared to $2.0 million for 2000. The increase reflects the Series 4 and 5 Convertible Series Preferred Shares issued on completion of the Global Exteriors Transaction.

Financing charges, net of income tax recoveries, related to the issuance of $90 million 9.5% Subordinated Debentures as partial consideration for the Conix Transaction increase to $3.0 million in 2001 compared to $0.8 million in 2000. The charge to retained earnings, net of tax, reflects the accretion to face value of the present value of the principal portion of the Subordinated Debentures over their term to maturity. In June and November of 2001, $32 million and $58 million, respectively, of the Subordinated Debentures were repaid.

The repayment of the Subordinated Debentures also gave rise to a foreign exchange loss of $1.7 million, net of income tax recoveries, which has been charged to net income attributable to Class A Subordinate Voting and Class B Shares (see "*Results of Operations - Settlement of Subordinated Debentures*").

Although the Subordinated Debentures were not due until October 2003, the Company concluded that it would be cost effective to retire the high yield debentures early with cash and lower cost bank borrowings.

Earnings Per Share

Diluted earnings per share for 2001 were $0.81. Pro forma diluted earnings per share, before pro forma adjustments for the Conix Transaction, the acquisitions of Autosystems and the remaining minority interest in Decomex and the June 2001 Equity Offering, were $0.67 for 2000. The increase in diluted earnings per share is due to higher net income partially offset by higher financing charges for 2001 compared to 2000 and a 9.1 million increase in the weighted average number of shares outstanding substantially all related to the June 2001 Equity Offering.

In addition, diluted earnings per share includes earnings of $0.01 as a result of the repayment of Subordinated Debentures (see "*Results of Operations - Settlement of Subordinated Debentures*").

Settlement of Subordinated Debentures

As part of the Conix Transaction, the Company issued $32 million and $58 million 9.5% Subordinated Debentures. These debentures were repaid in two instalments, in June and November of 2001. The debentures were denominated in U.S. dollars but were issued by Decoma International Inc., a Canadian entity with a Canadian dollar functional currency. A substantial portion of the debentures were included in Decoma International Inc.'s shareholders' equity under Canadian GAAP. As a result, the equity portion of the debentures was not adjusted for fluctuations in foreign exchange rates. The portion of the debentures recorded as a liability (debenture interest obligation) under Canadian GAAP was adjusted for fluctuations in foreign exchange rates, however, the resulting loss was deferred and amortized over the debentures' remaining term to maturity.

At the time the $58 million of the Subordinated Debentures was repaid, the Canadian dollar had weakened against the U.S. dollar as compared to the date of issue of the debenture. As a result, on the November 2001 repayment of $58 million of Subordinated Debenture, Decoma incurred a foreign exchange loss on the equity portion of the debenture and recognized in income the accumulated deferred foreign exchange loss on the debenture interest obligation. The foreign exchange loss on the equity portion of the $58 million debenture is included in net income attributable to Class A Subordinate Voting and Class B Shares. The foreign exchange loss on the debenture interest obligation is included in other income. There were no substantial foreign exchange losses on the June 2001 repayment of $32 million Subordinated Debentures.

Decoma funded the repayment of the $58 million Subordinated Debenture in part by $25 million that was permanently repatriated from the Company's United States operations. This repatriation gave rise to the recognition in other income of $2.8 million of the Company's cumulative translation adjustment account.

A summary of the fourth quarter and twelve month period ended December 31, 2001 income statement impact of the above $58 million repayment and $25 million repatriation transactions is as follows:

	(In millions) except per share amount
Foreign exchange loss on retirement of debenture interest obligation	$ (0.3)
Recognition of pro rata amount of cumulative translation adjustment on repatriation	2.8
Income before income taxes and minority interest	2.5
Income tax recovery	0.1
Net income	2.6
Foreign exchange loss on retirement of Subordinated Debentures, net of taxes	(1.7)
Net income attributable to Class A Subordinate Voting and Class B Shares	$ 0.8
Diluted earnings per Class A Subordinate Voting and Class B Share	$ 0.01

Financial Condition, Liquidity and Capital Resources

Cash Flows for the Years Ended December, 2001 and 2000

	Years Ended December 31, 2001 (In millions)	2000
EBITDA		
North America	$ 203.8	$ 146.2
Europe		
Excluding Merplas	46.3	32.1
Merplas	(19.8)	(0.6)
Corporate	(7.0)	(0.8)
	223.3	176.9
Interest, cash taxes and other operating cash flows	(62.6)	(46.5)
Cash flow from operations	160.7	130.4
Cash invested in non-cash working capital	(0.9)	(12.6)
Fixed and other asset spending, net		
North America	(50.5)	(57.9)
Europe		
Excluding Merplas	(18.6)	(21.7)
Merplas	(4.1)	(9.0)
Acquisition spending	(14.9)	(43.4)
Dividends		
Convertible Series Preferred Shares	(11.1)	(5.0)
Class A Subordinate Voting and Class B Shares	(12.6)	(6.6)
Cash generated and available for debt reduction (shortfall to be financed)	48.0	(25.8)
Net (decrease) increase in debt	(40.2)	33.8
Repayments of Subordinated Debentures	(74.2)	-
Issuance of Class A Subordinate Voting Shares	111.3	-
Net contribution by Magna	-	13.9
Foreign exchange on cash and cash equivalents	(0.7)	(0.8)
Net increase in cash and cash equivalents	**$ 44.2**	**$ 21.1**

Cash Flow From Operations

Cash generated from operations exceeded capital and acquisition spending plus dividend requirements by $48.0 million for 2001. This compares favourably to a shortfall of $25.8 million for 2000. The increase in cash generated and available for debt reduction is primarily the result of improved EBITDA, lower capital spending and reduced acquisition spending.

Cash invested in non-cash working capital was nominal in 2001 despite a 17% increase in total sales.

Investing Activities

Capital spending, before acquisitions, on a global basis totalled $73.2 million or 33% of EBITDA in 2001 compared to $88.6 million or 50% of EBITDA in 2000. The Company strives to keep its annual capital spending budget under 50% of EBITDA and will allocate capital within this limit in priority to those programs generating the greatest return on investment. In unique circumstances, the Company will spend greater than 50% of EBITDA in a particular year if a specific capital program is of longer term strategic importance and the returns over the life of the program justify the investment. The majority of capital spending in the current year was in North America and related to the completion of the expansion of an existing exterior trim facility in the United States, newly awarded production contracts, required improvements and other process related expenditures.

North American capital spending of $50.5 million was 25% of North American EBITDA. European, excluding Merplas, capital spending of $18.6 million was 40% of European, excluding Merplas, EBITDA.

The Company also completed the acquisitions of Autosystems and the remaining minority interest in Decomex. The acquisition of Autosystems closed on September 28, 2001. The total purchase price was $12.3 million paid in cash. The acquisition of the remaining minority interest in Decomex closed in May 2001 for a total purchase price of $7.8 million of which $5.2 million was satisfied by the issuance of two promissory notes due in May 2002 and May 2003.

Acquisition spending in 2000 represents the Conix Transaction. The purchase price was funded in part by the issuance of $90 million 9.5% Subordinated Debentures. The remaining cash portion of the purchase price was $43.4 million.

Given current economic uncertainties, wherever possible the Company has eliminated or delayed planned capital spending. As a result, 2001 capital spending is well under the Company's 50% of EBITDA guideline. Capital spending for 2002, is expected to approximate $114 million. Planned 2002 capital spending, is primarily to support newly awarded production contracts, required improvements and other process related expenditures as well as spending related to three planned new moulding facilities in Germany. Management believes that cash balances on hand, existing unutilized credit facilities, possible future financings and internally generated cash from operations will be sufficient to meet all planned capital expenditure requirements.

Dividends

Dividends paid on the Company's Convertible Series Preferred Shares increased to $11.1 million for 2001 compared to $5.0 million for 2000. The increase reflects the issuance of the Series 4 and 5 Convertible Series Preferred Shares on completion of the Global Exteriors Transaction.

Dividends paid during 2001 on Class A Subordinate Voting and Class B Shares totalled $12.6 million. This represents dividends declared of U.S. $0.05, U.S. $0.05, U.S. $0.05, U.S. $0.03 and Cdn $0.06 per Class A Subordinate Voting and Class B Share in respect of the three month periods ended September 30, June 30, and March 31, 2001, the two month period ended December 31, 2000 and the three month period ended October 31, 2000.

Dividends paid during 2000 on Class A Subordinate Voting and Class B Shares totalled $6.6 million representing dividends declared of Cdn $0.06, Cdn $0.06, Cdn $0.06 and Cdn $0.05 in respect of the three month periods ended October 31, July 31, April 30, and January 31, 2000.

Subsequent to December 31, 2001, the board of directors of the Company declared a dividend of U.S. $0.05 per Class A Subordinate Voting and Class B Share in respect of the three month period ended December 31, 2001.

Dividends declared per share have increased 30% in respect of the year ended December 31, 2001 versus the year ended October 31, 2000.

Financing Activities

Cash generated and available for debt reduction of $48.0 million as well as the proceeds from the June 2001 Equity Offering of $111.1 million were used to reduce debt by $40.2 million and to repay the Company's Subordinated Debentures totalling $74.2 million. The remaining cash generated was added to the Company's cash resources on hand.

The $44.2 million increment to cash resources on hand and not applied to debt reduction is in part the result of the transition to a new pan-European cash pooling system in late 2001. As part of the introduction of this new pooling system, the Company is temporarily holding extra cash during the transition period to ensure liquidity in the pool. In addition, given the multiple jurisdictions in which the Company operates, the Company is not always able to immediately apply the cash generated in one jurisdiction to debt held in another jurisdiction.

Consolidated Capitalization

The Company's net debt (including bank indebtedness, long-term debt including current portion, debt due to Magna, debenture interest obligation and the liability portion of the Convertible Series Preferred Shares, less cash and cash equivalents) to total capitalization (including net debt, minority interest and shareholders' equity), all as determined in accordance with Canadian GAAP, has improved to 61% at December 31, 2001 compared to 72% at December 31, 2000. The reduction in net debt to total capitalization was due primarily to the June 2001 Equity Offering, income earned during the period and debt repayments with the proceeds of the June 2001 Equity Offering and the excess of cash generated from operations over capital and acquisition spending plus dividends. These improvements were partially offset by the repayment of the Company's Subordinated Debentures during 2001. At the time of repayment, $74.7 million of the $90 million face value of the Subordinated Debentures was included in shareholders' equity under Canadian GAAP.

The above net debt to total capitalization figures treat the liability portion ($200.0 million as of December 31, 2001) of the Convertible Series Preferred Shares as debt. The Series 1, 2 and 3 Convertible Series Preferred Shares are retractable by Magna after January 1, 2003 and the Series 4 and 5 Convertible Series Preferred Shares are retractable by Magna after December 31, 2003 and 2004, respectively. However, these instruments are also convertible into Decoma Class A Subordinate Voting Shares at a fixed conversion price of Cdn $10.07 for the Series 1, 2 and 3 Convertible Series Preferred Shares and Cdn $13.20 for the Series 4 and 5 Convertible Series Preferred Shares. The closing market price of the Company's Class A Subordinate Voting Shares on the Toronto Stock Exchange on February 8, 2002 was Cdn $16.96. As a result, it is possible that all, or a significant portion, of this debt will be settled with Class A Subordinate Voting Shares rather than cash. This would substantially improve the Company's net debt to total capitalization.

Unused and Available Financing Resources

At December 31, 2001 the Company had cash on hand of $94.3 million and $154.4 million of unused and available credit facilities. $140.0 million of the unused and available credit facilities represents the unused and available portion of the Company's $300 million extendible, revolving credit facility that expires on May

30, 2002, at which time Decoma may request further revolving 364 day extensions. Alternatively, depending upon the Company's view of credit market conditions, the Company may pursue a longer term facility.

Debt that comes due in the next twelve months includes $76.0 million of debt due to Magna including $37.6 million due March 31, 2002 and $38.4 million due October 31, 2002.

In addition to the above unused and available financing resources, the Company sponsors a tooling finance program for tooling suppliers to finance tooling under construction for the Company. Under this program, the facility provider orders tooling from tooling suppliers and subsequently sells such tooling to the Company. The facility provider makes advances to tooling suppliers based on tool build milestones approved by the Company. On completion of the tooling the facility provider sells the tooling to the Company for an amount equal to cumulative advances. In the event of tooling supplier default, the Company will purchase in progress tooling for an amount approximating cumulative advances.

A number of Magna affiliated company's are sponsors under this facility. The maximum facility amount is $100 million and is available to individual sponsors on an uncommitted demand basis subject to individual sponsor sub limits. The Company's sub limit is $35 million. As at December 31, 2001, $1.8 million had been advanced to tooling suppliers under the Company's portion of this facility. This amount is included in accounts payable and accrued liabilities on the Company's December 31, 2001 consolidated balance sheet.

Off Balance Sheet Financing

The Company's off balance sheet financing arrangements are limited to operating lease contracts.

A number of the Company's facilities are subject to operating leases with Magna and with third parties. Operating lease payments for facilities totalled $16.4 million for 2001 including $9.1 million under lease arrangements with Magna. Total operating lease commitments for facilities total $16.3 million for 2002 including $8.7 million under lease arrangements with Magna. For 2006, total operating lease commitments for facilities total $14.5 million including $8.3 million under lease arrangements with Magna. In certain situations, the Company has posted letters of credit to collateralize lease obligations.

Most of the Company's existing manufacturing facilities can be adapted to a variety of manufacturing processes without significant capital expenditures other than for new equipment.

The Company also has operating lease commitments for equipment. These leases are generally of shorter duration. Operating lease payments for equipment totalled $5.7 million for 2001. Existing operating lease commitments for equipment total $5.4 million for 2002. For 2006, total operating lease commitments for equipment total $1.9 million

Although the Company's consolidated contractual annual lease commitments decline year by year, existing leases will either be renewed or replaced resulting in lease commitments being sustained at current levels or the Company will incur capital expenditures to acquire equivalent capacity.

Return on Investment

Decoma defines after tax return on common equity as net income attributable to Class A Subordinate Voting and Class B Shares over shareholders' equity excluding Subordinated Debentures and the equity portion of Convertible Series Preferred Shares. After tax return on common equity was 30% for the year ended December 31, 2001.

As a result of significant changes in the Company's capital structure associated with the Global Exteriors Transaction, historical after tax return on common equity measures for the year ended December 31, 2000 are not meaningful. Instead, current period performance has been compared to pro forma after tax return on common equity for 2000. Pro forma after tax return on common equity for 2000, which gives effect to changes in the Company's capital structure and other items arising from the Global Exteriors Transaction, was determined by dividing pro forma net income attributable to Class A Subordinate Voting and Class B Shares (as presented in note 9 to the Company's December 31, 2001 unaudited interim consolidated financial statements) by the Company's shareholders' equity as at December 31, 2000 excluding Subordinated Debentures and the equity portion of Convertible Series Preferred Shares. Pro forma after tax return on common equity for 2000 was 37%.

The decline in after tax return on common equity reflects the Company's June 2001 Equity Offering, the proceeds of which were used substantially for debt reduction. As the Company strives to continue to reduce debt with cash generated from operations and potentially through future additional equity offerings, there will be continued pressure on after tax return on common equity. In addition, any future conversions of the Company's Convertible Series Preferred Shares into Class A Subordinate Voting Shares will result in a reduction in after tax return on common equity.

Each operating segment's return on investment is measured using return on funds employed. Return on funds employed is defined as earnings before interest and taxes divided by long term assets, excluding future tax assets, plus non cash working capital. Return on funds employed represents a return on investment measure before the impacts of capital structure. The Company views capital structure as a corporate, rather than operating segment, decision.

	Return on Funds Employed for the Year Ended December 31, 2001	**Funds Employed** as at December 31, 2001 **(In millions)**
North America	25%	$ 589.8
Europe		
Excluding Merplas	14%	170.0
Merplas	(53%)	43.9
Corporate	-	(8.5)
Global	18%	$ 795.2

Return on funds employed improvement opportunities exist at Merplas and throughout the rest of Europe. Although Decoma does not expect the return on funds employed for the Company's European segment to improve to North American levels in the near to medium term, Decoma believes that there are opportunities to narrow the gap. In addition, capital spending decisions are being assessed against aggressive return on funds employed target rates in both North America and Europe.

New Accounting Pronouncements

In August 2001, The Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 1581, "Business Combinations" ("CICA 1581") and Handbook Section 3062, "Goodwill and Other Intangible Assets" ("CICA 3062"). CICA 1581 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. In addition, CICA 1581 provides new criteria to determine when an acquired intangible asset should be recognized separately from goodwill.

CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life, beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year. Under current Canadian GAAP, goodwill impairment is assessed based on the estimated future undiscounted cash flows for the business to which the goodwill relates. Under CICA 3062, goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets including goodwill.

During 2001, the Company reported goodwill amortization of $3.9 million. Commencing January 1, 2002, the Company will cease recording goodwill amortization and goodwill will be measured for impairment on an annual basis. Under CICA 3062, an initial measurement for goodwill impairment must be completed by June 30, 2002. If this initial assessment indicates potential impairment, a final assessment of goodwill impairment must be completed by December 31, 2002 and a resulting write down would be charged to opening retained earnings at January 1, 2002. Thereafter, goodwill must be assessed for impairment on an annual basis and any required write down would be charged against earnings.

Goodwill at December 31, 2001 includes $8.6 million that arose on the Conix Transaction related to the Company's Merplas operation. In addition, goodwill at December 31, 2001 includes $3.3 million that remains from the acquisition of Sybex. The assessment of impairment with respect to the United Kingdom goodwill is subject to significant estimate and measurement uncertainty. Such assessment of impairment would also have to consider the potential impairment of deferred preproduction expenditures. The Company's Merplas investment includes deferred preproduction expenditures of $8.8 million at December 31, 2001. Any write down of deferred preproduction expenditures would be charged against earnings.

As described earlier, the ongoing supply of product for the X400 program is a significant factor in maintaining the Company's strong and profitable global relationship with Ford. In addition, the Company is actively pursuing additional business to fill open capacity within its United Kingdom operations and has recently made certain management changes that are intended to help improve the performance of its United Kingdom investment.

As at December 31, 2001, under existing Canadian GAAP for goodwill impairment, the Company has not recorded an impairment loss with respect to its United Kingdom investments. This determination was made based on the estimated undiscounted future cash flows for each of Merplas and Sybex. Such future cash flow estimates were based on current booked business plus forward-looking assumptions on program pricing, new business opportunities and the impact of improvement plans on current operations.

The Company will perform an initial assessment for impairment under new CICA 3062 based on the fair value of the Company's reporting units by June 30, 2002.

Basis of Presentation of Financial Information

Prior to the completion of the Global Exteriors Transaction, Magna held an approximate 89% equity interest in Decoma. On completion of the Global Exteriors Transaction, Magna held an approximate 91% equity interest in Decoma. Accordingly, the Global Exteriors Transaction has been accounted for by Decoma using continuity of interest accounting, which is similar to pooling of interests accounting. Under this basis of accounting, the historical consolidated financial statements of Decoma prior to the completion of the Global Exteriors Transaction ("Old Decoma"), MES and DET are combined at book value on a retroactive basis. The unaudited interim consolidated financial statements for the twelve month period ended December 31, 2001 give retroactive effect to the Global Exteriors Transaction and combine the financial position, results of operations and cash flows of Old Decoma, MES and DET.

Prior to the closing of the Conix Transaction on October 16, 2000, the unaudited interim consolidated financial statements reflect the Company's 51% interest in the Conix Group using the proportionate consolidation method. From October 16, 2000 forward, the unaudited interim consolidated financial statements reflect the Company's 100% interest in the Conix Group on a fully consolidated basis.

Earnings per share for the twelve month period ended December 31, 2000 have not been presented. The Global Exteriors Transaction resulted in significant changes to the Company's capital structure. As a result, historical earnings per share measures are not meaningful. Pro forma earnings per share measures, which give effect to changes in the Company's capital structure and other items arising from the Global Exteriors Transaction, are provided in note 9 to the unaudited interim consolidated financial statements. Pro forma earnings per share do not reflect the Conix Transaction, the acquisitions of Autosystems and the remaining minority interest in Decomex or the June 2001 Equity Offering.

The Company changed its fiscal year end from July 31 to December 31 effective December 31, 2000. As a result, interim results are now presented on a calendar quarter basis. The Company has also changed its reporting currency to U.S. dollars effective January 1, 2001. These changes recognize the increased global nature of the Company's business and will enable the Company's financial performance to be compared more readily to that of its peer group within the automotive parts supply industry. The change in reporting currency has been made in accordance with Canadian GAAP. See note 2 to the unaudited interim consolidated financial statements.

Forward-Looking Statements

The contents of this MD&A contain statements which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. See "*Forward-Looking Statements*" for a discussion of the use of forward-looking statements in this Annual Information Form.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as at December 31, 2001 and 2000. This table should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2001.

	As at December 31, 2001	As at December 31, 2000
	(in thousands)	
Cash and cash equivalents	$ (94,271)	$ (50,041)
Current liabilities		
Bank indebtedness	159,959	83,695
Current portion of long-term debt	9,566	7,736
Current portion of debt due to Magna	76,008	114,560
	245,533	205,991
Long-term liabilities		
Long-term debt	17,942	32,604
Debt due to Magna	88,524	140,408
Debenture interest obligation	-	20,763
Convertible Series Preferred Shares, held by Magna	199,956	203,101
	306,422	396,876
Minority interest	-	6,872
Shareholders' equity		
Subordinated Debentures	-	70,153
Convertible Series Preferred Shares, held by Magna	26,071	32,424
Class A Subordinate Voting Shares	167,825	56,479
Class B Shares	30,594	30,594
Retained earnings	49,768	-
Cumulative translation adjustment	22,848	22,346
	297,106	211,996
Total capitalization	$ 754,790	$ 771,694

RELATIONSHIP WITH MAGNA

Magna, which is incorporated under the laws of Ontario, is a public company, the shares of which are traded on the TSE and The New York Stock Exchange.

The Stronach Trust controls Magna through the right to direct the votes attaching to the Class B Shares of Magna, which carry a majority of the votes attaching to the outstanding voting shares of Magna. Frank Stronach, the founder, a director and Chairman of the Board of Directors of Magna, together with three other members of his family including Belinda Stronach, a director and Chairman of the Board of Directors of Decoma, are the trustees of the Stronach Trust. Mr. Stronach and Ms. Stronach are also members of the class of potential beneficiaries of the Stronach Trust.

Control of Decoma

Magna is able to elect all the directors of Decoma and is able to cause or prevent a change in control of Decoma. Therefore, Magna's nominees on the Board are able to cause Decoma to effect certain corporate transactions without the consent of Decoma's minority shareholders and to control the amount and the timing of dividends, subject in each case to the Corporate Constitution and applicable law. The Corporate Constitution provides that a minimum of two directors shall be individuals who are not officers or employees of Decoma or any of its affiliates (including Magna), or directors of any of Decoma's affiliates (including Magna), or persons related to any such officers, employees or directors and that a majority of Decoma's directors shall be individuals who are not officers or employees of Decoma or individuals related to such persons. See "*Corporate Constitution — Board of Directors*". Policies of applicable Canadian securities regulatory authorities also recommend that issuers involved in a "related party transaction" have such transaction approved by a special committee of directors, consisting only of directors who are independent of the interested party and, in certain circumstances, that an independent valuation and the approval of such transaction by a majority of disinterested shareholders be obtained. Decoma has in the past, and will in the future, constitute such a special committee of directors in appropriate circumstances and comply with such other requirements as may be imposed under applicable law.

Affiliation Agreement

The Company is party to an affiliation agreement with Magna that provides for the payment by Decoma of an affiliation fee. The affiliation agreement:

- provides the Company with the right to identify itself as part of the Magna group of companies by granting to the Company a non-exclusive, world-wide licence to use trademarks which identify Magna and its goods, services and activities in order to identify the Company and its goods, services and activities as being affiliated with Magna;

- provides the Company with access to Magna's core operating principles and to new policies and programs adopted by Magna from time to time;

- provides the Company with access to Magna's senior management and makes available to the Company details of any new management techniques and incentive programs as well as all marketing materials to the extent they are made available generally to Magna's other affiliates; and

- as owner of the "Decoma" tradename and certain trademarks used by the Company, grants a sole and exclusive world-wide licence (except as described in the next sentence) to use this tradename and trademarks. The Company may not sublicense such tradename and trademarks other than to its subsidiaries.

The affiliation fee is based on a specified percentage of consolidated net sales (as defined in the agreement). The current affiliation agreement ends July 31, 2002 and will be automatically renewed for further one year terms unless terminated by the Company prior to April 30, 2002 or such later date as Magna and the Company may agree. The Company is of the view that it receives substantial benefits from its affiliation with Magna. The Company is currently in discussions with Magna with respect to the possible extension, renewal or replacement of the current affiliation agreement.

Other Arrangements with Magna

The Company pays Magna a social fee based on a specified percentage of consolidated pretax profits. Such fee represents a contribution to social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies, including Decoma. Decoma's corporate constitution specifies that the Company will allocate a maximum of 2% of its profit before tax to support social and charitable activities.

Magna also provides certain management and administrative services to the Company, including legal, environmental, immigration, administrative, tax, internal audit, treasury, information systems and employee relations services, in return for a specific amount negotiated between the Company and Magna which is intended to reflect the costs of providing these services. The Company is currently in discussions with Magna with respect to a formal agreement detailing these arrangements.

Potential Conflicts of Interest

Decoma has entered into various transactions with Magna, including the Affiliation Agreement, the leasing of certain land and buildings, the Bestop Shareholders' Agreement and the borrowings described under "*Relationship with Magna — Convertible Series Preferred Shares and Advances*". Decoma and Magna may enter into additional transactions in the future the terms of which will be determined by negotiation at such time, and will, where required by applicable law or in other appropriate circumstances, be subject to review by a special committee comprised of independent members of the Board. There can be no assurance that transactions between Decoma and Magna have been or will be on the same terms as could be obtained from independent third parties.

In certain cases, the interests of Magna may not be the same as those of the other holders of Decoma's shares, and conflicts of interest may arise. While holders of Class A Subordinate Voting Shares and Magna, as the sole holder of the Class B Shares, will receive dividends equally share for share, Magna will also receive preferential non-cumulative cash dividends as the holder of the Convertible Series Preferred Shares, payments under the Affiliation Agreement and repayment of advances made by Magna to the Company.

As a result of the Global Exteriors Transaction, Decoma now owns all of the interests of the Magna group of companies involved in the Company's principal lines of business. However, to the extent that Magna or Decoma develop new products or processes or enter into new businesses or geographic markets, competition between Decoma and Magna may result. There is no agreement between Magna and Decoma to deal with potential conflicts of interest between the parties that may arise as a result of such competition or the allocation of corporate opportunities between the parties in the event of a conflict. Decoma and Magna believe that such opportunities are most appropriately reviewed and dealt with on a case-by-case basis after considering all relevant issues, including but not limited to, the cost effective allocation of available resources, the availability of production capacity and the requests of customers. It is possible however that, after a review of the relevant issues, corporate opportunities may be allocated to Magna rather than to Decoma. To the extent that such opportunities are significant, Decoma's financial prospects would be adversely affected.

Convertible Series Preferred Shares and Advances

Magna is a lender to the Company and is the sole shareholder of the Convertible Series Preferred Shares. Please see "*Consolidated Capitalization*" for information concerning the Convertible Series Preferred Shares owned by Magna.

Registration Rights Agreement

Decoma and Magna are parties to a registration rights agreement dated January 5, 2001 (the "Registration Rights Agreement"). The Registration Rights Agreement provides that, upon Magna's request, Decoma will register or qualify Class A Subordinate Voting Shares held by Magna under United States securities laws and/or Canadian securities laws in order to facilitate the sale of such shares. The Registration Rights Agreement restricts the number of times registration may be required to a total of four. The Registration Rights Agreement also provides Magna with certain "piggy-back" rights to have Class A Subordinate Voting Shares registered or qualified, including when Decoma effects a treasury offering of its shares. In addition, if at any time following January 1, 2004 Decoma effects a treasury offering of Class A Subordinate Voting Shares, Magna may require that up to 35% of the shares offered be Class A Subordinate Voting Shares owned by Magna.

Magna's registration rights commenced following Decoma's treasury offering in June of 2001. Magna will bear all underwriters' commissions and discounts associated with any shares it sells, however Decoma will bear the expenses (other than underwriters' commissions and discounts) associated with registrations effected under the agreement.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The name, municipality of residence, positions with Decoma and principal occupation of each of the directors and executive officers of Decoma are as follows:

Name and Municipality of Residence	Director Since	Other Positions and Offices Presently Held with Decoma	Principal Occupation
Neil G. Davis .... Brampton, Ontario	April 16, 2001	None	Partner, Davis Webb Sculze & Moon LLP (barristers & solicitors)
Robert J. Fuller [(1)(2)(3)] .... Toronto, Ontario	March 2, 1998	None	Partner, Miller Thomson LLP (barristers & solicitors)
Jennifer J. Jackson [(1)(3)] .... Toronto, Ontario	March 2, 1998	None	President, Berger Jackson Capital Services Inc. (private investment fund)
Frank E. Macher [(2)]...................... Ann Arbor, Michigan	January 6, 1999	None	Chief Executive Officer, Federal-Mogul Corporation (auto parts manufacturer)
John T. Mayberry [(1)].................... Burlington, Ontario	March 2, 1998	None	President and Chief Executive Officer, Dofasco Inc. (steel manufacturer)
James Nicol.................................. Toronto, Ontario	September 16, 1998	None	Chief Executive Officer, Tomkins PLC (industrial engineering and manufacturing)
Alan J. Power [(3)]........................... King City, Ontario	December 3, 1997	President and Chief Executive Officer	President and Chief Executive Officer of Decoma
Belinda Stronach [(2)] .... Aurora, Ontario	April 16, 2001	Chairman of the Board (Non-Executive)	President and Chief Executive Officer, Magna
Donald J. Walker .... King City, Ontario	December 3, 1997	None	President and Chief Executive Officer, Intier Automotive Inc. (auto parts manufacturer)
R. David Benson......................... Toronto, Ontario	—	Executive Vice-President, Secretary & General Counsel	Executive Vice-President, Secretary and General Counsel of Decoma
Douglas M. Harrison.................... Newmarket, Ontario	—	Executive Vice-President, Planning and Corporate Development	Executive Vice-President, Planning and Corporate Development of Decoma

Name and Municipality of Residence	Director Since	Other Positions and Offices Presently Held with Decoma	Principal Occupation
Guy R. Jones .... Toronto, Ontario	—	Vice-President, Finance	Vice-President, Finance of Decoma
S. Randall Smallbone .... Burlington, Ontario	—	Executive Vice-President, Finance and Chief Financial Officer	Executive Vice-President, Finance and Chief Financial Officer of Decoma
Gregory J. Walton .... Bradford, Ontario	—	Executive Vice-President, Sales and Marketing	Executive Vice-President, Sales and Marketing of Decoma
David M. Ongaro .... Mississauga, Ontario	—	Treasurer	Treasurer of Decoma

(1) Member of the Audit and Corporate Governance Committee
(2) Member of the Human Resources and Compensation Committee
(3) Member of the Health and Safety and Environmental Committee

Each of the directors and executive officers of Decoma has been engaged for more than five years in his or her present principal occupation or in other capacities with the company or organization (or predecessor thereof) in which he or she currently holds his or her principal occupation except:

(1) Mr. Macher was appointed Chief Executive Officer of Federal-Mogul Corporation on January 11, 2001. On October 1, 2001, Mr. Macher was appointed Chairman of the Board of Federal-Mogul Corporation. He served as President and Chief Executive Officer of ITT Automotive, Inc. from June 1997 to January 1999, and had been employed with Ford Motor Company in executive capacities for some 30 years prior to that time, serving most recently as Vice-President and General Manager, Automotive Components Division.

(2) Mr. Nicol was appointed Chief Executive Officer of Tomkins PLC on February 18, 2002. Prior to that time he was President and Chief Operating Officer of Magna from February 2001 and was Vice-Chairman of Magna since May 1998. He was Chairman and Chief Executive Officer of Triam Automotive Inc. from January 1994 to April 1998. Mr. Nicol is a member of the Board of Directors of Intier Automotive Inc. and the Company.

(3) Ms. Stronach was appointed President and Chief Executive Officer of Magna on January 14, 2002. Prior to this appointment, Ms. Stronach had served as Vice-Chairman and Chief Executive Officer of Magna since February 2001, Executive Vice-President of Magna since October 1998, and prior to that time was Vice-President of Magna's Diversa Group. Ms. Stronach was appointed Chairman of Decoma on February 18, 2002.

(4) Mr. Walker was appointed President and Chief Executive Officer of Intier Automotive Inc. and Chairman of Magna's Executive Strategy Committee on February 21, 2001. Prior to that time, Mr. Walker was Magna's President and Chief Executive Officer. Mr. Walker resigned as Chairman of Decoma on February 18, 2002.

(5) Mr. Jones was appointed Vice-President, Financial Planning and Controller on March 1, 2001 and Vice-President, Finance effective December 30, 2001. He served as Vice-President and Controller of Magna from December 1998, prior to which time he was a principal and partner in the audit firm of Ernst & Young LLP.

All directors have been and will be granted options to purchase Class A Subordinate Voting Shares under Decoma's amended and restated incentive stock option plan (the "Stock Option Plan"), effective upon their selection as a director as well as upon the completion of every five year period of continuous service as a director.

All of the directors were elected to their present terms of office by the shareholders of Decoma at the annual and special meeting of shareholders held on May 23, 2001.

Failure by Decoma to meet the requirements of its Corporate Constitution relating to the payment of Required Dividends or the minimum return on stated capital will entitle the holders of the Class A Subordinate Voting Shares, as a class, to certain rights to elect directors, the exercise of which could result in changes in the composition of the Board as discussed below under "*Corporate Constitution*".

The directors and officers of Decoma as a group (15 persons) owned beneficially or exercised control or direction over 196,147 Class A Subordinate Voting Shares, or approximately 0.5% of the class, and none of the Class B Shares, as at February 25, 2002.

CORPORATE CONSTITUTION

Decoma has adopted and practised for several years the organizational and operating policies and principles utilized by Magna for many years, certain of which have been embodied in the Corporate Constitution. The following description summarizes the principal features of the Corporate Constitution, which features cannot be amended or varied without the prior approval of the holders of the Class A Subordinate Voting Shares and the Class B Shares, each voting as a separate class.

Board Of Directors

The Corporate Constitution provides that, unless otherwise approved by the holders of the Class A Subordinate Voting Shares and the Class B Shares, each voting as a separate class, a majority of the members of the Board shall be individuals who are not officers or employees of Decoma, nor persons related to such persons, and that a minimum of two directors shall be persons who are not officers or employees of Decoma or any of its affiliates (including Magna), or directors of any of Decoma's affiliates (including Magna), nor persons related to any such officers, employees or directors.

Affiliation Agreement

The Corporate Constitution provides that the Affiliation Agreement may not be amended to increase the annual Affiliation Fee payable to Magna without the prior approval of the holders of the outstanding Class A Subordinate Voting Shares and the Class B Shares, each voting separately as a class. See "*Relationship with Magna*".

Required Allocations

The Corporate Constitution requires that a significant portion of Pre-Tax Profits be distributed or used for certain purposes, as described below:

Dividends

The Corporate Constitution provides that unless otherwise approved by ordinary resolution of the holders of the Class A Subordinate Voting Shares and Class B Shares each voting separately as a class, the holders of the Class A Subordinate Voting Shares and Class B Shares shall be entitled to receive and Decoma shall pay thereon as and when declared by the Board out of the moneys of Decoma properly applicable to the payment of dividends, non-cumulative dividends in respect of each Year so that the aggregate of the dividends paid or payable in respect of such Year by Decoma:

(a) is equal to at least ten per cent (10%) of After-Tax Profits after providing for dividends on Decoma's preference or preferred shares, if any, for the Year; and,

in respect of all Years commencing after July 31, 2000, shall be at least equal to the greater of:

(b) the amount specified in the preceding subparagraph (a); and

(c) an amount which, when added to the aggregate of such dividends paid in respect of the two immediately preceding Years, equals twenty per cent (20%) of the aggregate of the After-Tax Profits, after providing for dividends on Decoma's preference shares or preferred shares, if any, for the Year and the two immediately preceding Years.

Any such dividend shall be deemed to be paid in respect of the fiscal quarter immediately preceding the fiscal quarter in which such dividend is declared. However, the Board may specify that any dividend be deemed to be paid in respect of the fiscal quarter in which it is declared or in respect of any future quarter.

Research and Development

The Corporate Constitution requires that a minimum of 7% of Pre-Tax Profits be allocated to research and development during each fiscal year or the immediately following fiscal year.

Social Objectives

Pursuant to the Corporate Constitution, a maximum of 2% of Pre-Tax Profits in each fiscal year shall be allocated to the promotion of Social Objectives during such fiscal year or the immediately following fiscal year. Of such maximum of 2%, 1.5% of Pre-Tax Profits for any fiscal year is to be contributed to social and charitable programs co-ordinated by Magna or non-profit organizations on behalf of Magna and its affiliated companies, including Decoma.

Decoma EPSP

The Corporate Constitution requires that 10% of Pre-Tax Profits Before Profit Sharing for each fiscal year commencing in respect of Fiscal 1999 be allocated to the Decoma EPSP and/or otherwise be distributed to the employees of Decoma or the employees of Decoma's affiliates who do not participate in an Affiliate Employee Equity Participation and Profit Sharing Plan and who do not otherwise participate in the profits of the Company during such year or the year immediately following such year. Commencing on January 1, 2001, Decoma implemented a defined benefit pension plan option for its Canadian and United States employees as part of the overall Decoma EPSP. For those employees that participate in the pension plan, a portion of their profit allocation will be applied to satisfy Decoma's obligations under the plan or applicable law. See "*Decoma's Business and Strategy — Human Resources*".

Incentive Bonuses

The Corporate Constitution provides that the incentive bonuses (which may be paid in cash or deferred for payment in future years or which may be paid in shares of Decoma) paid or payable to Corporate Management in respect of each fiscal year shall not, in the aggregate, exceed 6% of Pre-Tax Profits Before Profit Sharing for such fiscal year. Executive Management, with the approval of the Board or a duly appointed committee of the Board, has the right to allocate the amount to be paid to individuals within Corporate Management as well as to determine the timing and manner (whether by cash or shares of Decoma or otherwise) of payment.

Authorized Share Capital

The Corporate Constitution provides that no resolution of Decoma purporting to:

(a) increase the maximum number of authorized shares of any class of shares of Decoma; or

(b) create a new class or series of shares having voting rights of whatever kind (other than on default of payment of dividends) or having rights to participate in the profits of Decoma in whatever manner (other than a class or series convertible into existing classes of shares or a class or series having a fixed dividend or a dividend determined without regard to profits), shall be effective unless, in addition to any other approval required by the OBCA, such resolution is approved by ordinary resolution of the holders of Class A Subordinate Voting Shares and Class B Shares, each voting separately as a class.

Where the Articles (including the Corporate Constitution) require the approval of the holders of the Class A Subordinate Voting Shares voting as a separate class, such approval must be given by a majority of the votes cast at a meeting of such holders other than the votes attaching to Class A Subordinate Voting Shares beneficially owned (directly or indirectly) by Magna or by any person who, by agreement, is acting jointly with Magna or over which Magna or any such person exercises direct or indirect control or direction. No such limitations would apply to any other holder of Class A Subordinate Voting Shares.

Business Investments

Except as otherwise approved by the holders of the Class A Subordinate Voting Shares and the Class B Shares, each voting as a separate class, the Corporate Constitution prohibits Decoma from making an investment in any Unrelated Business, where such investment, together with the aggregate of all other investments in Unrelated Businesses on the date of investment, exceeds 20% of Decoma's Available Equity at the end of the fiscal quarter immediately preceding the date of the investment.

MARKET FOR SECURITIES

The Class A Subordinate Voting Shares are listed and posted for trading on The Toronto Stock Exchange in Canada (under the symbol "DEC.A") and the NASDAQ National Market in the United States (under the symbol "DECA").

The holders of the Class A Subordinate Voting Shares are entitled to one vote per share. The holders of the Class B Shares are entitled to 20 votes per share.

Under applicable Canadian law, an offer to purchase Class B Shares would not necessarily result in an offer to purchase Class A Subordinate Voting Shares. Magna and 1265058 Ontario Inc., as the holders of all the issued and outstanding Class B Shares, are parties to an agreement (the "Trust Agreement") with Computershare Trust Company of Canada (the "Trustee") and Decoma for the purpose of ensuring that the holders from time to time of the Class A Subordinate Voting Shares will not be deprived of any rights under applicable take-over bid legislation to which they would have been entitled in the event of a take-over bid (which term includes, in certain circumstances, a private offer to purchase) if the Class B Shares and the Class A Subordinate Voting Shares were a single class of shares.

Under the Trust Agreement, Magna and 1265058 Ontario Inc. have agreed not to sell any Class B Shares, directly or indirectly, pursuant to a take-over bid, as defined under the *Securities Act* (Ontario), at a price per share in excess of 115% of the market price of the Class A Subordinate Voting Shares (as determined under such legislation). This prohibition will not apply if: (i) such sale is made pursuant to an offer to purchase part only of the Class B Shares made to all holders of the Class B Shares and an identical offer in all material respects is made concurrently to purchase the Class A Subordinate Voting Shares, which identical offer has no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Class B Shares; or (ii) there is a concurrent unconditional offer to purchase all the Class A Subordinate Voting Shares at a price per share at least as high as the highest price per share paid pursuant to the take-over bid for the Class B Shares.

The Trust Agreement contains provisions for the authorization of action by the Trustee to enforce the relevant rights of the holders of the Class A Subordinate Voting Shares as beneficiaries of the trust. The obligation of the Trustee to take such action is conditional on Decoma or the holders of the Class A Subordinate Voting Shares providing such funds and indemnity as the Trustee may require. No holder of the Class A Subordinate Voting Shares has the right, other than through the Trust Agreement, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Trust Agreement unless the Trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Class A Subordinate Voting Shares after provision of reasonable funds and indemnity to the Trustee.

The Trust Agreement further provides that Magna will not dispose of any Class B Shares, directly or indirectly, unless the disposition is conditional upon the person or company acquiring such shares becoming a party to the Trust Agreement. Conversions of Class B Shares into Class A Subordinate Voting Shares and the subsequent sale of the Class A Subordinate Voting Shares resulting from such conversions are excluded from this prohibition.

The Trust Agreement provides that it may not be amended and no material provision thereof may be waived, except with the approval of the TSE and at least two-thirds of the votes cast by the holders of the Class A Subordinate Voting Shares present or represented at a meeting duly called for the purpose of considering such amendment or waiver. The two-thirds majority must include a simple majority of the votes cast by holders of the Class A Subordinate Voting Shares excluding any principal shareholders of Decoma and their affiliates and associates and any persons who have an agreement to purchase Class B Shares on terms which would constitute a sale for the purposes of the Trust Agreement which would not otherwise be permitted thereunder prior to giving effect to the amendment or waiver.

The Trust Agreement does not prevent the holder of any Class B Shares from:

(i) granting a security interest, whether directly or indirectly, in Class B Shares in connection with a bona fide borrowing, provided that the secured party concurrently agrees in writing to become a party to and abide by the terms of the Trust Agreement; or

(ii) selling, transferring or otherwise disposing of any or all of the Class B Shares which the holder directly or indirectly holds to a company controlled by or under common control with the holder, provided further that the transferee (if not already a party to the Trust Agreement) concurrently agrees in writing to become a party to and abide by the terms of the Trust Agreement.

No provision of the Trust Agreement limits the rights of any holder of the Class A Subordinate Voting Shares under applicable securities legislation.

LEGAL PROCEEDINGS AND ENVIRONMENTAL MATTERS

Legal Proceedings

There are no current or, to the knowledge of management of the Company, pending of threatened legal proceedings to which the Company is a party and which are material to the Company.

Environmental Matters

Three of the Company's European facilities have significant environmental issues. Two of these facilities are located in Germany and have levels of soil and ground water contamination in excess of applicable legal limits. The Company's facility located in Banbury, England also has levels of soil contamination in excess of permitted legal limits. Based on extensive testing, long-term remediation programs have been or are in the process of being implemented at each of these facilities in consultation with the applicable regulatory authorities.

Each of these matters was extensively reviewed by the Company and its environmental advisors. Management of Decoma currently believes that these matters will not restrict in any material way the ongoing operation of these facilities and has no reason to believe that current estimates of remediation costs associated with these facilities are inaccurate at this time.

OTHER FACTORS

In evaluating the Company and its business, the following factors should be considered in addition to the other information contained in this Annual Information Form.

Automotive Industry

The North American and European automotive industries are cyclical and are sensitive to changes in certain economic conditions such as the level of real interest rates and consumer demand. OEMs are susceptible to significant declines in production volumes as a result of rising interest rates, general economic downturns, rising fuel prices or general fuel unavailability, legislative changes, environmental concerns, emissions and safety issues, labour and/or trade disruptions, and other factors. The general economic downturn currently being experienced by the North American economy demonstrates the industry's vulnerability to such factors as declining consumer demand coupled with high inventory levels which have reduced production volumes. In addition to the general cyclicality noted above, the European automotive industry is also subject to fluctuations associated with changes in the value of the Euro relative to competing currencies. As well, England's automotive industry is currently experiencing adverse effects associated in part with the strength of the British pound relative to the Euro.

The Company's reliance on its OEM customers makes it susceptible to other risks generally applicable to industry participants, including the extent of OEM outsourcing. The extent of OEM outsourcing is dependent on a number of factors, including the cost, quality and timeliness of external production relative to in-house production by OEMs, technological capability, the degree of unutilized labour capacity at OEM manufacturing facilities, OEM collective bargaining agreements, OEM labour relations and other factors. Any significant decline in OEM production volumes or increase in insourcing of any major production contracts as a result of any of the factors described above could have a material adverse impact on the Company.

Pricing Concessions And Cost Absorptions

The Company has in the past entered into, and continues to enter into, long-term supply arrangements with OEMs which provide, among other things, for pricing concessions over the supply term. These concessions have, to date, been largely offset by cost reductions arising principally from process and product improvements. However, the current economic downturn has resulted in increasing pressure from certain of the Company's OEM customers for pricing concessions that may not be able to be offset by such traditional cost reduction methods. The Company is also under increasing pressure to defer the recovery of engineering costs related to product design, tooling costs and other items previously paid for directly by OEM customers and may not be able to pass on fully to such customers price increases from the Company's own suppliers. In particular, certain OEM customers have requested that the Company own and/or capitalize tooling and recover the cost in the unit price of the particular products produced by such tooling. While the Company believes that it is and will remain competitive, there can be no assurance that the Company will remain successful in offsetting pricing concessions and/or cost absorptions agreed to from time to time with OEMs. To the extent that such pricing concessions and/or cost absorptions are not offset through cost reductions, the Company's profit margins would be adversely affected.

Competition

The Company faces numerous sources of competition, including its OEM customers and their related manufacturing organizations, other OEM suppliers and manufacturers of product alternatives. Management believes that a significant percentage of the OEMs' product requirements are sourced internally by the OEMs without a competitive bidding process (or using a competitive bidding process solely to establish internal transfer pricing). This percentage has declined in the last decade due to the increased outsourcing strategies of OEMs. See "*Decoma's Business and Strategy — Automotive Industry*".

Of those products that are put out for bid, the Company faces direct competition from a variety of suppliers in North America and Europe that are independent of the OEMs as well as numerous suppliers in which one or more OEMs may have direct or indirect investments. Management believes there are a large number of independent suppliers that have the capability to produce some or all of the components, modules and systems that the Company currently produces. Although the OEM supply base for the Company's products in Europe is somewhat more fragmented than the Company's North American market segment, direct competition in Europe from established competitors with comparable or greater financial resources than the Company is more prevalent than in the Company's North American markets.

There can be no assurance that the Company will be able to continue to compete successfully with its existing competitors or will be able to compete successfully with new competitors as it expands its operations into new geographic markets.

Reliance On Major Customers

The Company has historically derived a substantial portion of its revenue from Ford, DaimlerChrysler and GM. For Calendar 2001, approximately 32.2%, 26.0% and 21.6% of the Company's consolidated sales were made directly to the North American operating divisions and subsidiaries of Ford, DaimlerChrysler and GM, respectively. The loss of any of Ford, DaimlerChrysler or GM, as a customer of the Company, could have a material adverse effect on the results of operations or financial condition of the Company.

Production Volumes and Product Mix

The Company's future business will be comprised of the design and manufacture of components, assemblies, modules and systems currently in production, as well as contracts awarded or to be awarded for production to commence at future dates. Contract volumes for components not yet in production are based on customer estimates of their own future production levels by vehicle body type and actual production may vary significantly from estimates due to a variety of factors, including a reduction in customer demand and OEM new product launch delays, often without any required compensation to the Company. The Company does not typically rely solely on customer estimates, but re-evaluates them based on its own assessment of future production levels by vehicle body type. For components, assemblies, modules and systems currently under production, the Company is typically not in a position to request price increases if actual production volumes are less than production estimates used during the quotation stage.

Consistent with usual industry practice, the Company considers awarded business as existing for the life of the particular vehicle for planning and capacity allocation purposes. Nevertheless, contracted orders for the Company at any time generally represent approximately three to six weeks' supply of products. OEM production levels of a particular vehicle model may vary significantly from OEM estimates and production may be delayed or cancelled, often without any required compensation to the Company. In addition, delays associated with the launch of new production facilities and programs may also result in production level variances (see "*Other Factors — New Facilities*"). If estimated production volumes are not attained, the Company's production economies expected at the time of quotation may not be realized and engineering and tooling costs incurred by the Company may not be fully recovered.

In addition to the number of vehicles forecasted to be produced, the Company is also affected by the mix in North American sales between passenger cars and light trucks as product content and profit margin between these segments vary. The Company's anticipated North American production sales ratio between passenger cars and light trucks is approximately 50% for passenger cars and 50% for light trucks. This mix may be affected by many factors such as general economic conditions, interest rates, fuel prices and availability, environmental emissions, safety issues and changing demographics.

Currency Exposure

The Company's manufacturing facilities from time to time may make commitments to sell its products for a price determined in currencies different from the currency required to pay for the necessary labour, materials and equipment to perform the sales contracts. These commitments represent contractual obligations by the Company to deliver product over the life of the related program, which normally spans a number of years. In order to manage the foreign currency exposure which results from these activities, when necessary, the Company employs hedging programs which consist largely of purchasing foreign exchange forward contracts. Anticipated production volumes, program costs and the timing of product delivery schedules all impact the amount and timing of the forward contracts. Despite these measures, significant long-term fluctuations in relative currency values could affect the Company's results of operations.

In addition to transactional foreign currency exposure, the Company's reported results will be impacted by fluctuations in relative currency values, particularly those of the Canadian dollar, the Euro and the British Pound, on translation of local operating results into the Decoma's reporting currency, the US dollar.

Environmental Matters

The Company is subject to a wide range of environmental laws and regulations imposed by governmental authorities relating to air emissions, wastewater discharge, waste management and storage of hazardous substances. Decoma has adopted a health, safety and environmental policy pursuant to which it is committed to conduct its operations in a manner that complies with or exceeds all legal requirements regarding health, safety and the environment and to regularly evaluate and monitor past and present business activities affecting health, safety and the environment.

The Company operates several painting and chrome plating finishing facilities which involve the use of environmentally sensitive processes and hazardous materials. Subject to the matters noted in "*Legal Proceedings and Environmental Matters — Environmental Matters*", all such operations meet, in all material respects, applicable government standards relating to waste handling and emissions. However, notwithstanding such compliance, the Company has in the past and may in the future experience odour complaints regarding its painting facilities from neighbouring third parties. In the past, such complaints have been addressed by manufacturing process adjustments and, in certain instances, by the addition of incineration equipment. Each of the Company's principal painting operations contains incineration equipment to reduce odour emissions.

To date, environmental laws and regulations have not had a material adverse effect on the Company's operations or financial condition. However, changes in such government laws and regulations are ongoing and may make environmental compliance, such as emission control and waste disposal, increasingly expensive. Management is not able to predict future costs which may be incurred to meet environmental obligations.

New Facilities

From time to time the Company finds it necessary to expand its production capacity through the construction of new manufacturing facilities. Such new facilities are referred to in the industry as "greenfield" operations and present different risks from those arising in respect of the expansion of capacity through the acquisition from third parties of existing operations. Greenfield operations may be required to accommodate the award of new production contracts, such as the Company's new Norplas and Merplas mould and painting plants, or to facilitate the introduction of new manufacturing processes or technologies, such as the Company's new Anotech plating facility.

The construction of greenfield operations involves several areas of operational and financial risk. General construction risks relating to delays caused by weather, labour disruptions, cost overruns and the unavailability of construction materials can have significant adverse financial and production impacts. As well, risks associated with the installation, testing and start-up of new production equipment and manufacturing processes can have adverse financial and operational impacts if delays or technical problems are experienced in any of these areas. As many greenfield facilities are constructed to accommodate the launch of new production programs, the added risks associated with new product launches can compound this exposure. Finally, the construction of greenfield operations can potentially negatively impact customer relationships if problems are experienced that impair an OEM's efforts to launch a new vehicle program.

Trade and Labour Relations

Certain of the Company's facilities operate under collective agreements. While the Company has traditionally enjoyed good relations with its employees and third party suppliers, there can be no assurance that the Company will not experience strikes, labour stoppages or other disruptions to its operations in connection with negotiations with its own employees or as a result of labour difficulties affecting its third party contractors and that such disruptions will not have a material adverse effect on the Company's business, operating results and financial condition. There can also be no assurance that Company facilities that are currently non-unionized will not be targeted for certification by trade unions.

Technological Developments

The Company's future success depends in part on its ability to develop products and processes to respond to changing customer needs and regulatory requirements and to anticipate or respond to changes in manufacturing processes on a cost-effective and timely basis. If the Company's products or processes become outdated or non-compliant or the Company's competitors make new advances in product and process technologies, the Company's business prospects and financial condition could be adversely affected.

Government Regulation

There can be no assurance that a change in the current regulatory environment would not adversely affect the Company's operations. The Company's operations could be adversely affected by changes to the North America Free Trade Agreement or to the Auto Pact in North America and by changes in tariffs and duties imposed on the Company's products globally. As well, changes to existing European Union trade arrangements could negatively impact the distribution of the Company's products in Europe.

Availability of Financing

The Company will need to raise additional funds to refinance existing credit facilities and to take advantage of growth opportunities. There can be no assurance that additional debt or equity financing will be available on commercially reasonable terms, if at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to take advantage of growth opportunities, develop new products and processes or otherwise respond to competitive pressures.

Relationship With Magna

The relationship between Magna and Decoma is not "arm's length". Magna is able to elect all the directors of Decoma and controls Decoma. Therefore, Magna is able to cause Decoma to effect certain corporate transactions without the consent of Decoma's minority shareholders and to control the amount and timing of dividends, subject in each case to the Corporate Constitution, the fiduciary duty of the directors to act in the best interests of Decoma and other applicable law (see below). In addition, Magna is able to cause or prevent a change in control of Decoma.

In certain cases, the interests of Magna may not be the same as those of other shareholders, and conflicts of interest may arise. Under applicable corporate laws, Magna, as a shareholder of Decoma, does not owe a fiduciary duty to Decoma or any other shareholder. For a description of such potential conflicting interests, see "*Relationship with Magna — Potential Conflicts of Interest*".

Decoma has entered into certain arrangements with Magna, including for the provision of services under the Affiliation Agreement and the leasing of certain land and buildings, and both Magna and Decoma expect to engage in additional arrangements in the future, the terms of which will be determined through negotiations at such time. The Company also sells small volumes of products to Magna and purchases small volumes of products from Magna. There can be no assurance that transactions between the Company and Magna have been or will be on the same terms as could be obtained from independent third parties.

While holders of Class A Subordinate Voting Shares and Magna, as the holder of all the outstanding Class B Shares, will receive dividends equally share for share, Magna will also receive preferential non-cumulative cash dividends in respect of the Convertible Series Preferred Shares, the Affiliation Fee and other amounts under the Affiliation Agreement and repayment of advances made by Magna to the Company. See "*Relationship with Magna*" and "*Management's Discussion and Analysis of Results of Operations and Financial Position*". To the extent that Magna requires repayment of amounts of advances due to it or exercises retraction rights in respect of the Convertible Series Preferred Shares it holds, Decoma may not be able to obtain replacement financing on comparable terms from third parties.

While Magna has indicated that it has no current intention to do so, the Affiliation Agreement may be amended or terminated at any time by Magna acting individually and through its control of Decoma, subject to approval by a majority of the independent directors of Decoma's Board. See "*Relationship with Magna — Affiliation Agreement*".

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Management Information Circular dated April 23, 2001.

Additional financial information is provided in the consolidated financial statements of Decoma contained in the press release of Decoma dated February 18, 2002 and in the pro forma consolidated financial statements of Decoma and the combined financial statements of the Conix Group contained in Decoma's Annual Information Form for the 2000 Transition Period dated May 18, 2001.

Additional information relating to Decoma will be contained in the Management Information Circular relating to the shareholders meeting to be held in 2002 and the Annual Report relating to Calendar 2001 each of which will be filed and delivered to shareholders.

The Company will provide any person, upon request to the Secretary of the Company c/o Decoma International Inc., 50 Casmir Court, Concord, Ontario, L4K 4J5, or at info@decoma.com, with the above documents together with a copy of this Annual Information Form, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

FORWARD-LOOKING STATEMENTS

This Form contains statements which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. The words "estimate", "anticipate", "believe", "expect", and similar expressions are intended to identify forward-looking statements. Such forward-looking information involves important risks and uncertainties that could materially alter results in the future from those expressed in any forward-looking statements made by, or on behalf of, the Company. These risks and uncertainties include, but are not limited to, risks relating to the automotive industry which could impact the Company including, without limitation, pricing concessions and cost absorptions, reliance on major OEM customers, production volumes and product mix, currency exposure, environmental matters, new facilities, trade and labour relations, technological developments by the Company's competitors, government and regulatory policies, changes in the competitive environment in which the Company operates and the Company's ability to raise necessary financing. In addition, forward-looking statements with respect to the performance of Merplas and the recoverability of the Company's United Kingdom investments are subject to significant risk and uncertainty. Persons reading this Annual Information Form, are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such forward-looking statements readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. The Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this Annual Information Form to reflect subsequent information, events or circumstances or otherwise.

GLOSSARY

The following terms, when used in this Annual Information Form, have the respective meanings specified below.

"Affiliate" means any of the Company's affiliates or subsidiaries, or any body corporate, partnership or other entity over which Decoma and/or its subsidiaries have a 50% ownership interest or greater.

"Affiliate Employee Equity Participation and Profit Sharing Plan" means a deferred profit sharing plan, retirement plan or other arrangement for employees of an Affiliate, adopted in addition to or in substitution of the Decoma EPSP, which contemplates investment in whole or in part of shares of and/or participation in the profits of such Affiliate.

"Affiliation Agreement" means the affiliation agreement between Magna and Decoma, dated as of December 8, 1997, which formalizes certain aspects of the relationship between Magna and Decoma.

"Affiliation Fee" means the annual fee defined as the "Magna Affiliation Fee" in the Affiliation Agreement and payable to Magna thereunder. See "*Relationship with Magna — Affiliation Agreement*".

"After-Tax Profits" means, for any fiscal year, the consolidated net income or net loss of the Company, adjusted to deduct extraordinary gains and other gains arising from the disposal of existing businesses or fixed assets, determined in accordance with Canadian GAAP and as disclosed in the Company's audited consolidated statement of income or loss for such fiscal year.

"Articles" means the Articles of Decoma within the meaning of the OBCA.

"Available Equity" means, in respect of any fiscal period, the total shareholders' equity as set forth in the consolidated balance sheet of Decoma as at the end of such fiscal period.

"Conix Transaction" means the purchase by the Company of Visteon's minority interest in the Conix Group completed on October 16, 2000.

"Corporate Constitution" means that section of the Articles entitled "Corporate Constitution" which sets forth certain fundamental principles relating to Decoma.

"Corporate Management" means Executive Management and any other individual employed by Decoma that Executive Management determines from time to time to be a member of Corporate Management.

"Eligible Employees" means full-time, non-probationary Canadian and US employees.

"Employee Pre-Tax Profits" means Pre-Tax Profits adjusted, to: (i) either deduct the pre-tax profits or to add back the pre-tax losses of any Affiliate which either participates in an Affiliate Employee Equity Participation and Profit Sharing Plan or does not participate in the Decoma EPSP, such amounts to be calculated in the manner provided for in the Articles to the extent such amounts were included in Pre-Tax Profits; and (ii) either deduct the equity income or add back the equity loss of the Company as set forth in its audited consolidated statement of income or loss to the extent such amounts were not previously included or deducted, as applicable, pursuant to sub-paragraph (i) above.

"Employee Pre-Tax Profits Before Profit Sharing" means an amount which is the lesser of: (i) the total of Employee Pre-Tax Profits and those amounts actually deducted in calculating each of Employee Pre-Tax Profits pursuant to the Articles, and those amounts actually deducted in respect of Decoma's obligations pursuant to any Decoma-sponsored pension plan adjusted to either add back that portion of the pre-tax profits or to deduct that portion of the pre-tax losses of Affiliates that participate in the Decoma EPSP to the extent such amounts were not included in Employee Pre-Tax Profits; and (ii) Pre-Tax Profits Before Profit Sharing less the pre-tax profits before profit sharing of any Affiliate which participates in an Affiliate Employee Equity Participation and Profit Sharing Plan to the extent such amounts were included in Pre-Tax Profits Before Profit Sharing.

"Executive Management" means the President and any other individual employed by Decoma that the Board determines from time to time to be a member of Executive Management.

"fascia" means a moulded plastic automotive bumper cover.

"GAAP" means, when referring to Canada, generally accepted accounting principles used in Canada, including the recommendations in the Handbook of the Canadian Institute of Chartered Accountants or, in a jurisdiction other than Canada, the generally accepted accounting principles used in such jurisdiction, including the recommendations by the equivalent association in such jurisdiction.

"Global Exteriors Transaction" means the purchase by the Company of MES and Magna's majority interest in DET completed on January 5, 2001.

"Magna Shareholder Guidelines" means the guidelines adopted by Magna shareholders at the annual and special meeting of shareholders held on December 10, 1987.

"OBCA" means the *Business Corporations Act* (Ontario), as amended from time to time.

"Pre-Tax Profits" means, for any fiscal year, the After-Tax Profits for such fiscal year, adjusted, in accordance with Canadian GAAP, to add back the provisions for income taxes and minority interests or to deduct the recoveries for income taxes and minority interests, as disclosed in the Company's audited consolidated statement of income or loss for such fiscal year.

"Pre -Tax Profits Before Profit Sharing" means, for any fiscal year, an amount which is the total of the Pre-Tax Profits and those amounts actually deducted in calculating such Pre-Tax Profits for: (i) the Decoma EPSP; (ii) incentive bonuses to Corporate Management under the Corporate Constitution; (iii) those amounts actually deducted in respect of Decoma's obligations pursuant to a Decoma-sponsored pension plan; and (iv) those amounts attributable to an Affiliate Employee Equity Participation Plan and an Affiliate-sponsored pension plan actually deducted by an Affiliate in calculating the pre-tax profits of such Affiliate.

"Required Dividends" means the minimum distribution of After-Tax Profits to holders of Class A Subordinate Voting Shares and Class B Shares required under the Corporate Constitution.

"Share Capital" means, for any fiscal year, the arithmetic average of the stated capital attributable to the Class A Subordinate Voting Shares and the Class B Shares at the beginning and the end of such fiscal year.

"Social Objectives" means objectives which, in the sole opinion of the Board or Executive Management, are of a political, patriotic, philanthropic, charitable, educational, scientific, artistic, social or other useful nature to the communities in which Decoma operates.

"Tier 1 supplier" means a company which supplies directly to the OEMs and which designs, engineers, manufactures and conducts quality control testing.

"Tier 2 supplier" or **"Tier 3 supplier"** means a company that directly or indirectly supplies products to a Tier 1 supplier.

"Unrelated Business" means any business engaged in by Decoma that, at the time of direct or indirect investment therein by Decoma, does not: (i) relate to the design, manufacture, distribution or sale of motor vehicles or of motor vehicle parts, components, assemblies, modules, accessories or systems; (ii) utilize technology, manufacturing processes, equipment or skilled personnel in a manner similar to that utilized by or under development by Decoma; or (iii) involve the provision of products or services of whatever kind (A) to suppliers to, and customers of, Decoma, and (B) similar to those provided by suppliers to, and customers of, Decoma from time to time. A business shall be deemed to cease to be an "Unrelated Business" if the net profits after tax of such business exceed 5% of the aggregate direct or indirect investment of Decoma in such business in each of two in any three consecutive fiscal years subsequent to the date of such investment.

"Year" means the financial year of Decoma from time to time commencing with the financial year beginning August 1, 1998.

DECOMA